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EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 25, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company

(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

wm

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

JANUARY – JUNE

2002

TABLE OF CONTENTS

NOTE:

The financial statements for the January-March 2001 period do not reflect the change in the fiscal year for Telefónica de Argentina, Telefónica Data Argentina, Telefónica Comunicaciones Personales (TCP) and Cointel to adapt them to the Group's fiscal year. As a result of this, October-March 2001 is the consolidated period for these assets in the consolidated accounts for year 2001.

TELEFÓNICA GROUP

MARKET SIZE

TELEFONICA GROUP
MARKET SIZE

(Thousands)

	January - June 2002	January - June 2001	% Chg. 02/01	Weigthed(*) 2002	Weigthed(*) 2001	% Chg. 02/01
Lines in service	45,362.3	44,334.8	2.3	39,594.9	38,492.8	2.9
In Spain	21,192.6	20,776.1	2.0	21,192.6	20,776.1	2.0
In other countries(1)	24,169.7	23,558.7	2.6	18,402.2	17,716.8	3.9
Cellular customer	34,065.6	28,520.7	19.4	25,179.6	20,139.3	25.0
In Spain	17,623.6	14,853.3	18.7	16,344.1	13,754.2	18.8
In other countries(2)	16,442.0	13,667.4	20.3	8,835.5	6,385.2	38.4
Pay TV Services (3)	1,151.6	1,061.5	8.5	728.2	672.6	8.3
In Spain	811.0	710.2	14.2	394.4	345.2	14.3
In other countries	340.6	351.3	(3.0)	333.9	327.4	2.0
Total	**80,579.5**	**73,917.0**	**9.0**	**65,502.7**	**59,304.7**	**10.5**

(*) Weighted by the equity interest of Telefónica in each of the companies.

(1) Lines in service: includes all in service for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp and CanTV.

(2) Cellular customers: includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, CRT Celular, TeleSudeste Celular, NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México, Quam and CanTV Celular.

(3) Pay TV customers: includes all pay TV customers of Vía Digital in Spain and Cable Mágico in Peru.

TELEFÓNICA GROUP

FINANCIAL HIGHLIGHTS

The main points to highlight in the 1H02 in the Telefonica Group results are:

- Telefonica Group recorded a net loss of 5,574.2 million euros, strongly affected by the recognition in the second quarter of the year of net extraordinary provisions amounting 4,837.5 million euros associated with the write-down of cellular assets and the provision for associated restructuring costs in Austria, Germany, Italy and Switzerland, the write-down associated with the investment of Telefónica Data in Mediaways (530.0 million euros), the write-down in connection with the sell of Azul TV and ETI (202.3 million euros), and the increase in the provision associated with treasury stock by 250.4 million euros during the quarter. Additionally, fluctuations in the Argentinean Peso exchange rate trimmed financial results by 445.7 million euros.

- It is important to stress that the extraordinary write-downs do not entail a cash outflow. The free cash flows forecasted for the Group, in the future, once the restructuring costs have been paid, will increase significantly due to the higher operating results and lower capital expenditures of the Group.

- Free cash flow generation (EBITDA - Capex) was 4,260.3 million euros for 1H02, a 67.0% increase, when compared with the same period last year. Operating efficiencies and a strict control on capex (-52.3% year over year), mainly contributed to this growth. As a consequence of that, consolidated net debt for the Group was reduced by 5,455.2 million euros compared to 1H01, reaching a total of 25,788.8 million euros as of June 2002. It is noteworthy to mention that this reduction in net debt includes treasury stocks purchases during the first half and it has been accomplished without divesting any assets.

- During the first half, revenue and EBITDA lowered by 4.4%, while EBIT declined by 8.1%, mainly impacted by exchange rates adverse evolution and the Argentinean crisis. Excluding the Argentinean operations´ contribution, revenue could have grown by 5.3%, and EBITDA and EBIT would have grown by 4.6% and 2.3% respectively. For the first half, the maximum exposure of Telefonica Group to Argentinean operations, taking into consideration a exchange rate of 3.80 Pesos/US$, has been reduced to just 986.5 million euros, from 6,000 million euros prior to the Argentinean devaluation. This amount includes the equity interest in proportion to the investment, goodwill, and intercompany loans.

- At the operating level, a good performance was attained when compared to 1Q02 and year over year. Thus, excluding the exchange rates negative impact and the consolidation perimeter effect, revenues grew by 4.1%, EBITDA increased by 4.5% and EBIT decreased by 0.9%. When compared to last quarter, a growth of 0.9 percentage points, 0.4 percentage points and 4.9 percentage points were recorded for operating revenues, EBITDA and EBIT respectively. EBITDA margin was 41.5%, an improvement of 0.5 percentage points over 1Q02.

- A significant recovery, in line with previous guidance, in Telefónica de España´s financial results should be mentioned. Revenues, EBITDA, EBIT grew by 3.7%, 2.8%, and 8.0% respectively during 2Q02 when compared to the first quarter.

TELEFÓNICA GROUP

- Once again, Telefónica's Cellular Business, the main growth contributor of the Group, recorded a solid operating and financial performance. Revenue and EBITDA increased by 14.8 % and 20.2% respectively. EBITDA margin was improved to 41.3%.

TELEFÓNICA GROUP

TELEFÓNICA GROUP RESULTS

The management comments included in this report refer to the financial evolution of the Telefónica Group according to the organizational structure by business lines. This structure was created after the completion of the tender offers for the acquisition of the minority stakes in various Latin American operators, given their relative high level of capital contribution in the Group.

These pro-forma income accounts are based on the assumption that each business line has a stake in the companies owned by the Group in the corresponding businesses, regardless of whether this stake has already been transferred or not, although ultimately, Telefónica, S.A. intends to transfer it in the future.

Furthermore, in order to facilitate the comparison and analysis of the results obtained by the Telefónica Group, the companies included in each business line have been consolidated effective January 1, regardless of when certain consolidations were actually made throughout the period. The results corresponding to the same period of the previous fiscal year are also on a pro-forma basis, under the same assumptions.

It should be noted that the assumptions considered in the preparation of these pro-forma statements by business line do not alter in any way the overall results of the Telefónica Group, and that such results have been incorporated as of the date of the acquisition of each stake by the Group.

Telefónica Group obtained a net loss of 5,574.2 million euros in the first half of 2002, which compares to a net profit of 1,148.6 million euros during the same period a year ago. This result has been strongly conditioned by the following factors:

- Net extraordinary provisions amounting 4,837.5 million euros associated with the write-down of cellular assets and the provision for associated restructuring costs in Austria, Germany, Italy and Switzerland. It is important to mention that, although these provisions cause Telefónica S.A. to record more losses in the first half of 2002 and net loss in the full year 2002, the provisions for asset write-down do not entail any form of cash outflow. The free cash flows forecasted for the Group in the future, once the restructuring costs have been paid, will increase significantly due to the higher operating results and lower capital expenditures of the Group.

  Furthermore, it has been realized a write-down associated to the downward revision of the investment of Telefonica Data in Germany (530.0 million euros). The value of the write-down pertaining to Mediaways´ investment, in accordance with the prudence accounting criteria, is determined by an ongoing goodwill recoverability test.

- Additional extraordinary negative results in the amount of 789.8 million euros in January-June 2002 versus the positive results of 203.4 million euros during the same period in the prior year, are explained mainly by: 1) a provision made to adjust the treasury stock to market values, in the amount of 288.2 million euros, corresponding 250.4 of them to 2Q02. According to Spanish accounting rules, a provision on year results must be made for the difference between the average purchase price of shares and the closing price for the period or the average price of the stock during the most recent quarter, whichever is lower. At June 30, 2002, the Group held approximately 1.5% treasury stock as of the total capital of Telefónica; 2) 134.4 million euros capital

TELEFÓNICA GROUP

losses from the sale of securities portfolio versus gains of 261.8 million euros in June 2001, relating fundamentally to the sale of Azul TV; 3) lower extraordinary positive results in the amount of 280.4 million euros related to the provision for its fixed assets made in prior fiscal years by Telefónica de España; 4) greater positive extraordinary results from the provision as a result of the agreements for the sale of ETI Austria (41.2 million euros) and the 33.8 million euros write-offs related to MediaPark and Fieldy BV (Rodven).

- The difficult economic environment in Argentina affects the development of Telefónica's business in that country, despite the measures that have been implemented (cost reductions, investment reductions, control of bad debt and the implementation of hedging positions) in order to minimize the impact of the crisis and to maintain a positive cash flow in pesos.

During the first half of fiscal year 2002, the depreciation of the Argentine peso against the dollar (-73.7%) has had a 445.7 million euro effect on financial results, in addition to that recorded in the Group's 2001 results, as a consequence of the fall suffered by the peso from 1 dollar per 1.7 pesos (1 euro per 1.5149 pesos) to 1 dollar per 3.80 pesos (1 euro per 3.4084 Argentine pesos). 2001 results already included the effect of the devaluation to an exchange rate of 1 dollar per 1.7 pesos (1 euro per 1.5149 pesos), in line with the prudent accounting criteria of ICAC (the Spanish Accounting Regulator).

It must be remembered that in the first quarter of 2002, the devaluation had a 254.4 million euro effect on the Group's results, using an exchange rate of 1 dollar per 2.85 pesos (1 euro per 2.4862 pesos). For this reason, the difference between the cumulative effect at June and that of the first quarter corresponds to the April-June period.

At the close of June, Telefónica Group's maximum exposure in the various Argentine companies rose to 986.5 million euros, including the equity value assignable to those investments, the goodwill and internal financing provided.

Additionally, the exchange rate of the Argentine peso in recent times has not produced new effects of any significance on the consolidated and individual results of Telefónica Group.

One matter still to be resolved in this country's economy is the required renegotiation of Telefónica de Argentina's future rates, after the issuance of Law 25,561 of January 6, 2002, which established that rates are denominated in pesos at the exchange rate of 1 pesos per 1 dollar.

It is also noteworthy that the measures the Argentine Government adopted have an effect on Telefónica Group's financial statements, which in turn could at some time cause equity imbalances such as, for example, negative equity, the inability to meet short-term foreign currency debt amortization obligations due to limitations on the convertibility of the peso, the need to cover accelerated payments of financing received, etc.

To the extent that the aforementioned circumstances have not occurred at publication of these semi-annual results, and since their actual occurrence is at yet uncertain, it has not been possible to quantify their possible impact on the consolidated financial statements as of June 30, 2002.

TELEFÓNICA GROUP

- Within net tax income, consolidated in the amount of 102.8 million euros, it should be highlighted the recording of credits derived from tax deductions and payments pending fiscal application. Following prudent accounting criteria, no doubts exist as to their application in the future. For the most part, these deductions were recorded in the first quarter of the fiscal year in the amount of 257.9 million euros. The deductions were accounted for pursuant to the stipulations of the March 15, 2002, Resolution issued by the Spanish Accounting Regulator (ICAC), as well as in accordance with international accounting standards.

Besides these circumstances the Group's customer base increased at the end of June to 75.4 million managed customers of fixed telephony, mobile telephony and pay television combined. These translated into an increase of 6.1 million clients (+8.8%) over June 2001 and 758,349 over March 2002. Including total clients, the figure grew to 80.6 million, a 9.0% increase over last year and 748,980 more than three months ago.

This growth is primarily based on cellular telephony, which contributed 5.0 million managed customers to the Group during the last twelve months (794,260 in the last quarter), although the rate of growth has slowed from last fiscal year due to the level of maturity reached in the Spanish market and the profitable growth model adopted in Latin America. With respect to fixed telephony, the number of managed customers has increased by 987,717 customers (+2.4%) over June of last year, 505,831 of these belonged to Telesp.

By geographic area, Spain continues to be the country with the largest managed customer base (around 53% of the total), its contribution remains similar to that of last year in absolute term, while Latin America retains approximately 46% of total customers.

The Group consolidated financial results showed an improved operating performance when compared to last year and 1Q02 results, as reflected by the positive evolution of the main performance indicators after stripping the exchange rates impact (mainly, weakened Latin America currencies against the dollar, especially the Argentinean Peso and Brazilian Real) and the changes in the consolidation perimeter. During the second quarter, the Group intensified even further its efforts to maximize the generation of cash flow, by improving operational efficiency and strict control of investments.

As a result of this, free cash flow generated (EBITDA - CAPEX) reached 4,260.3 million euros, which indicates an increase of 67.0% over the same period last year. Investment, totalling 1,815.5 million euros, has fallen 52.3% from year over year, and net debt finished at 25,788.8 million euros at the end of June, 2,895.2 million euros less than at March 2002.

Consolidated revenues rose in the first half of the year to 14,635.5 million euros, representing a year over year fall of 4.4% (2.0 percentage points more than the cumulative figure for the first quarter of 2002). This performance was caused by the negative contribution to the growth of consolidated revenues by Telefónica Latinoamérica (-7.2 percentage points) and Admira Media (-1.3 percentage points).

If we were to exclude exchange rate effects, which take off 10 percentage points, and the change in the consolidation perimeter (+1.6 percentage points), the Group's revenues would have grown by 4.1% versus the first half of 2001. It is significant to highlight that the adjusted revenue as of March was 3.2%, meaning that during the second quarter an improvement of 0.9 percentage points was achieved.

TELEFÓNICA GROUP

Revenues at Telefónica Latinoamérica totalled 3,974.1 million euros, 23.3% lower than in the same period of last year. The fluctuations in the exchange rate and the deepening crisis in Argentina negatively affected this performance. This is significant in constant terms and by adapting TASA's fiscal year, a year over year growth rate of 0.7% would have been achieved. Telesp's revenues continued to show strong growth, in excess of two digits in local currency (+11.5%), thanks to the increase in average plant in service (+11.8%), which has compensated for reductions in local currency revenue of TASA (-12.2% - homogeneous periods -), CTC (-5.2%), and TdP (-1.8%).

In the case of Admira Media, the year over year fall in revenues in the first half of the year (-30.0%, or 478.7 million euros) was affected by the poor results of Endemol (due to the crisis in the advertising market), ATCO (due to the difficult economic environment in the country and the significant contraction in the advertising market), and the change in the consolidation perimeter of Onda Cero.

With respect to Telefónica de España Group, revenues in the first half fell by 0.6% from the same period last year, ending at 5,131.2 million euros, though significant progress was made in recovering the company's results, as previously announced. During the first quarter revenues fell by 2.7% from March 2001, which means a recovery of 2.1 percentage points in the second quarter. In absolute terms, second quarter revenues is 3.7% greater than in the first three months of the year, going from 2,518.7 million euros in January-March to 2,612.5 million in April-June.

In relative terms, the mobile telephony business continues as the largest contributor of growth to the Group, 3.3 percentage points, reaching 4,677.1 million euros, 14.2% greater than in the first half of 2001. This result is supported by the solid performance of Telefónica Móviles España (+20.5 year over year), the growth of the customer base, the increased traffic and the new companies included in the consolidation perimeter.

Telefónica Group continues with its cost containment policy, this has been reflected in the change in operating expenses in January-June 2002, which fell by 4.2% from the same period last year, totalling 8,543.0 million euros. This reduction occurred principally in Admira Media (-31.2%, a reflection of the effort made to adapt to the new environment), Telefónica Latinoamérica (-22.7%, as TASA and CTC have implemented significant cost-cutting policies) and Terra Lycos (-21.8%). Telefónica de España and the mobile telephony business are the only affiliates whose expenses increased, by 4.6% and 12.5% respectively. In the case of Telefónica de España, this is due to costs associated with the deployment of retail ADSL, whereas in the mobile telephony business it is due to the new centralized handset purchasing model in Spain and to the change in the consolidation perimeter. Excluding the exchange rate effect and the consolidation perimeter, the year over year change in expenses during the first half of the year would have been positive 2.5%, or 1.6 percentage points less than the growth in revenues.

With respect to the change in bad debts over the first half of the year, Telefónica Group's ratio over revenues has increased by 0.6 percentage points over the same period last year, finishing at 2.4%, due to improvement in the cellular business (1.6% in June 2002 versus 3.3% in June 2001), and remaining constant from March 2002. Telefónica de Argentina continued to maintain bad debts to revenue ratio in the neighbourhood of 9% (9.4% as of March 2002), as a result of the economic crisis experienced in the country, but improving by 0.4 percentage points from March 2002.

As a result of the change in revenues and expenses described above, consolidated EBITDA at the end of the first half reached 6,075.8 million euros, falling by 4.4% from the same

TELEFÓNICA GROUP

period last year. The variation in the exchange rate reduced EBITDA growth by 10 percentage points, while the change in the consolidation perimeter added 1.1 percentage points. Thus, adjusted for these factors, the percentage change in EBITDA would become 4.5% versus last year and 0.4 percentage points better than last quarter as a result of the improvement achieved in operating efficiency. Regarding the performance of the EBITDA margin, it is notable that it has remained constant in year over year terms at 41.5%, and that it has increased 0.5 percentage points from the first quarter of 2002.

In relative terms, the business line that contributed the most to the Group's consolidated EBITDA growth is Telefónica's Cellular Business (+5.5 percentage points) which totalled 1,912.6 million euros, representing 20.2% growth over January - June 2001, or 6.0 percentage points greater than the increase in revenues, thus reflecting the cost control efforts undertaken. This growth is based fundamentally on the year over year growth at Telefónica Móviles España. During the first half, this company showed an increase of 33.1%. At the end of the first half of the year, the EBITDA margin at the mobile telephony business was 40.9% versus 38.8% in the same period last year. Particularly outstanding was the margin achieved by Telefónica Móviles España, more than 50% (51.5%).

On the other hand, Telefónica Latinoamérica *contributed –10.3 percentage points to the* Group's EBITDA growth, reaching a figure of 1,927.1 million euros, or 25.3% less than the cumulative period of January - June 2001. This reduction occurred principally because of the behaviour of exchange rates (-2.1% excluding this effect), the poor performance of Telefónica de Argentina (-68.7% in euros –homogeneous periods- and -15.4% in local currency). On the positive side, it should be noted the strong performance of Telesp, +12,3% growth on its local currency EBITDA. If we were to exclude the exchange rate variation and adjust TASA's fiscal year in 2001 to the current one, Telefónica Latinoamérica's EBITDA would have fallen by 1.4%.

Telefónica de España Group had an important turnaround in its EBITDA during the second quarter. For the fourth consecutive quarter, Telefónica de España is the biggest contributor in absolute terms to consolidated EBITDA (37.6% of the total). This reverses the trend for the first half of 2001, in which Telefónica Latinoamérica was the largest contributor to the Group EBITDA (31.7% of the total versus 40.6% in June 2001). During the first half of the year, EBITDA reached 2,285.5 million euros, which represented a fall of 6.3% from the first half of 2001, and contributed with negative 2.4 percentage points to the Group's EBITDA growth. This decline is 4.0 percentage points less than that recorded in the first quarter of the fiscal year, in line with the announced recovery forecast. The decrease is caused by the reduction in revenues after the price cuts pursuant to the price cap system, the loss of market share, and increased spending from the launch of retail ADSL service. It is significant to note that in absolute terms, EBITDA in the second quarter of 2002 increased to 1,158.6 million euros, or 2.8% above the first quarter. As has occurred with revenues, the downward trend in EBITDA will be attenuated over the course of the fiscal year until both reach levels, in absolute terms, similar to those of last year as stated last March.

At the Group level, it is important to note that, despite the increased rate of decline from year over year in cumulative EBITDA as of June 2002 (-4.4%) from cumulative EBITDA at March 2002 (-2.7%), the operating profit showed the opposite trend, falling to a lesser degree (-8.1%) at June than at March (-10.9%). This behaviour is caused by the 1.6% fall in depreciation and amortization compared to the first half of 2001, mainly due to the impact of the exchange rates in the Telefónica Latinoamérica depreciation and amortization. That contrast with the growth presented in the first quarter of the year (+3.6% quarter-over-quarter).

TELEFÓNICA GROUP

Furthermore, financial expenses increased to 1,609.0 million euros in the first half of the year, or 73.6% greater than during the same period last year. However, this growth stems from the impact of the devaluation the Argentine peso had during the semester, which was 679.5 million euros. If we were to exclude these effects, financial expenses for the first half of the year would have been 929.5 million euros, similar to those of the first half of 2001.

Net debt at the close of the second quarter of 2002 was 25,788.8 million euros, down 3,152.8 million euros from the net debt of 28,941.6 million euros posted at the end of fiscal year 2001 without having to divest. This decreased was mainly due to the 1,995 million euros of operating cash flow generated by the Group in the period, as well as to the appreciation of the euro against the dollar and the Latin-American currencies, accounting for another 2,030 million euros decreased of non-euro denominated debt. The decreased of the net debt due to these two factors has, into some extent, been offset by the financial investments of the period, 664 million euros, and the increase of 209 million euros of debt related to changes in the consolidation perimeter.

Finally, Telefónica Group's tangible and intangible investment accentuates the *generalized reduction versus last fiscal year. Thus, in the January-June* 2002 *period,* investment reached 1,815.5 million euros, a decline of 52.3% from a year ago. Telefónica Latinoamérica continues to be the business line with the greatest year over year reduction caused by the control policy established and the investment rationalization after Anatel's goals fulfilment and the Argentinean crisis. It is appropriate to recall the cyclical component of investment, for which reason this performance should not be extrapolated for the entire year.

TELEFÓNICA GROUP

SELECTED FINANCIAL DATA

TELEFONICA GROUP
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June 2002	2001	% Chg. 02/01
Operating revenues	14,635.5	15,302.7	(4.4)
EBITDA	6,075.8	6,356.6	(4.4)
Operating profit	2,515.0	2,737.9	(8.1)
Income before taxes	(5,849.3)	1,351.0	c.s.
Net income	(5,574.2)	1,148.6	c.s.
Net Incomer per share	(1.1)	0.24	c.s.
Avg. N° of shares, millions (1)	**4,860.7**	**4,732.2**	**2.7**

(1) Average number of shares of the period. It includes capital increases to fund the acquisition of the cellular companies from Motorola, as well as the issuance of new shares with respect to convertible bonds, weighted for the number of days listed. Bonus capital increases charged to reserves, which do not involve any change in the ownership structure, are considered as of 1st of January.

Note: *The total number of shares at the end of the period is 4,860,661,286 shares.*

TELEFONICA GROUP
RESULTS BY COMPANIES

Unaudited figures (Euros in millions)

	REVENUES			EBITDA			OPERATING PROFIT		
	January-June			January-June			January-June		
	2002	2001	% Chg.	2002	2001	% Chg.	2002	2001	% Chg.
Telefónica de España G.	5,131.2	5,159.8	(0.6)	2,285.5	2,440.2	(6.3)	932.2	1,058.8	(12.0)
Cellular Businesses	4,677.1	4,095.5	14.2	1,912.6	1,590.6	20.2	1,202.5	926.2	29.8
Telefónica Latinoamérica G.	3,974.1	5,178.0	(23.3)	1,927.1	2,579.8	(25.3)	760.7	1,284.6	(40.8)
Telefónica Data G.	911.3	922.6	(1.2)	44.1	22.2	98.9	(66.1)	(63.2)	4.6
G. Terra-Lycos	320.5	356.6	(10.1)	(84.8)	(155.6)	(45.5)	(161.4)	(229.3)	(29.6)
Directories Businesses	196.7	192.8	2.0	30.6	9.2	230.7	15.3	(0.6)	c.s.
Admira Media G.	478.7	683.6	(30.0)	60.7	69.2	(12.3)	26.6	29.6	(10.2)
Atento G.	312.0	317.0	(1.6)	16.1	25.6	(37.2)	(27.9)	(10.8)	158.3
Others affiliates	495.3	323.3	53.2	(107.1)	(143.9)	(25.5)	(194.5)	(151.6)	28.3
Eliminations	(1,861.4)	(1,926.6)	(3.4)	(8.8)	(80.5)	(89.0)	27.5	(105.7)	c.s.
GROUP	**14,635.5**	**15,302.7**	**(4.4)**	**6,075.8**	**6,356.6**	**(4.4)**	**2,515.0**	**2,737.9**	**(8.1)**

TELEFÓNICA GROUP

TELEFÓNICA, S.A.
CONSOLIDATED BALANCE SHEET

Unaudited figures (Euros in millions)

	June 2002	June 2001	% Chg. 02/01
Subscribed shares not pad-in	335.1	423.8	(21.0)
Long-term assets	56,537.4	68,706.1	(17.7)
Start up expenses	695.9	635.9	9.4
Intangible net assets	16,938.7	20,357.9	(16.8)
Fixed net assets	29,599.3	39,574.2	(25.2)
Investment	9.303.5	8,138.1	14.3
Goodwill on consolidation	7,708.6	9,219.9	(16.4)
Deferred expenses	648.8	950.5	(31.7)
Current assets	13,561.1	15,110.7	(10.5)
Inventories	714.2	870.1	(17.9)
Accounts receivable	9,223.5	10,133.6	(9.0)
Short-term investments	2,457.2	2,374.1	3.5
Cash and banks	616.7	647.6	(4.8)
Others	549.5	1,085.2	(49.4)
Assets = Liabilities	**78,790.9**	**94,411.0**	**(16.5)**
Shareholder's equity	18,061.6	27,251.5	(33.7)
Minority interests	9,643.0	8,852.3	8.9
Badwill on consolidation	12.6	34.6	(63.7)
Deferred income	1,296.5	1,384.3	(6.3)
Provisions for risks and expenses	10,278.4	6,712.6	53.1
Long-term debt	21,537.1	24,426.5	(11.8)
Accrued taxes payable	1,373.3	1,857.7	(26.1)
Short-term debt including current maturities	7,325.5	9,839.7	(25.5)
Interest payabke	453.2	508.3	(10.8)
Others crediters	8,809.6	13,543.5	(34.9)
Financial Data			
Consolidated net debt (1)	25,788.8	31,244.0	(17.5)
Consolidated debt ratio (2)	**45.9%**	**44.3%**	**1.6p.p.**

(1) Net debt: Long-term debt (excluding debt with minority partners) + Short-term debt including current maturities - Short-term investments - Cash and banks.

(2) Debt ratio: Net debt /(Shareholders' equity + Minority interests + Deferred income + Accrued taxes payable + Net debt).

TELEFÓNICA GROUP

TELEFÓNICA S.A.
CONSOLIDATED INCOME STATEMENT FULL CONSOLIDATION

Unaudited figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	14,635.5	15,302.7	(4.4)	7,216.9	7,699.4	(6.3)
Internal expend cap. in fixed assets (1)	233.6	323.6	(27.8)	131.2	213.4	(38.5)
Operating expenses	(8,543.0)	(8,914.8)	(4.2)	(4,198.1)	(4,504.0)	(6.8)
Supplies	(3,480.1)	(3,452.9)	0.8	(1,705.3)	(1,801.7)	(5.4)
Personnel expenses	(2,518.5)	(2,686.5)	(6.3)	(1,245.6)	(1,353.1)	(7.9)
Subcontracts	(2,319.1)	(2,521.8)	(8.0)	(1,145.1)	(1,228.4)	(6.8)
Taxes	(225.2)	(253.6)	(11.2)	(102.2)	(120.8)	(15.4)
Other operating income (expense) net	(250.3)	(354.9)	(29.5)	(118.9)	(180.5)	(34.1)
EBITDA	**6,075.8**	**6,356.6**	**(4.4)**	**3,031.1**	**3,228.4**	**(6.1)**
Depreciation and amortization	(3,560.8)	(3,618.7)	(1.6)	(1,724.1)	(1,846.0)	(6.6)
Operating profit	**2,515.0**	**2,737.9**	**(8.1)**	**1,306.9**	**1,382.3**	**(5.5)**
Profit from associated companies	(252.9)	(180.3)	40.3	(126.2)	(39.2)	221.6
Financial income (expense) net	(1,609.0)	(926.8)	73.6	(752.8)	(439.1)	71.4
Amortization of goodwill	(345.1)	(483.2)	(28.6)	(175.1)	(251.1)	(30.3)
Extraordinary income (expense) net	(6,157.3)	203.4	c.s.	(5,959.1)	174.1	c.s.
Income before taxes	**(5,849.3)**	**1,351.0**	**c.s.**	**(5,706.2)**	**827.1**	**c.s.**
Income taxes	102.8	(459.1)	c.s.	(76.4)	(254.1)	(69.9)
Net income before minority interests	**(5,746.5)**	**891.9**	**c.s.**	**(5,782.6)**	**572.9**	**c.s.**
Minority interests	172.3	256.6	(32.9)	87.4	143.8	(39.2)
Net income	**(5,574.2)**	**1,148.6**	**c.s.**	**(5,695.3)**	**716.7**	**c.s.**
Average shares (millions) (2)	**4,860.7**	**4,732.2**	**2.7**	**4,860.7**	**4,748.0**	**2.4**
Net income per share	**(1.15)**	**0.24**	**c.s.**	**(1.17)**	**0.15**	**c.s.**

(1) Including work in process.

(2) Average number of shares of the period. It includes capital increases to fund the acquisition of the cellular companies from Motorola, as well as the issuance of new shares with respect to convertible bonds, weighted for the number of days listed. Bonus capital increases *charged to reserves, which do not involve any change in the ownership structure, are considered as of 1st of January*.

Note: The total number of shares at the end of the period is 4,860,661,286.

FIXED LINE BUSINESS

TELEFÓNICA DE ESPAÑA GROUP

The change in the domestic fixed telephony business continues to be determined by compliance with a very strict regulatory framework for Telefónica de España. During the second quarter of the fiscal year, the intense activity shown by the competition during the first quarter of the year has continued, especially by cable operators.

In first place, it is worth to mention the 5.5% loss in market share of the access business at the end of June. Thus, main competitors have obtained more than one million direct accesses, which has translated into a decrease of 201.117 analogue and basic accesses ISDN lines during the first half of the year. Furthermore, the number of preassigned lines reached 1,600,997, of which 1,193,047, or 74.5%, are globally preassigned lines.

With respect to traffic, estimated minute volume reached 73,64.2 million, growing by 6.2% over the prior year, thus showing a slight improvement against the first quarter of 2002. Outgoing traffic, with a total volume of 50,600 million minutes, remains practically in line with the first half of 2001, -0.3%, showing an improvement versus the negative 1% growth reached in the first quarter of the present fiscal year. Metropolitan and interprovincial traffic, although they continued to show signs of market share loss, suffered during the first half of 2002 a more moderate loss than in march, -7.8% and -4.0%, respectively, versus the -10.1% and -5.7% as of the first quarter, which partially explains the improved performance in outgoing traffic. Furthermore, provincial and fixed-mobile traffic continued on last quarter's trend, showing year-on-year growth rates of 23.4% and 4.3%, respectively. International traffic continues to be affected by the rationalization of the traffic reseller business. This occurred at the beginning of the year, and shows a year over year fall of 22.3%.

It is important to note that the fixed voice market in Spain, has not grown over the last months, whereas Telefónica de España voice minutes reached 31,984 million, falling by 2.9% with respect to the same period last year.

The growth in Internet traffic of recent quarters has slowed due to the effect of substitution of the switched Internet traffic by the ADSL service, showing a growth rate at the end of June of 4.5%, for a total of 18,616 million minutes.

Incoming traffic reached 31.3% of total traffic and showed a growth rate of 24.0% with respect to the first half of 2001.

Sales of minute packages continue to be well received by the market. At the beginning of the year three new discount plans were launched, as part of a very selective sales policy, of which the Long Distance Savings Plan (a free plan that offers a discount of up to 12% as a function of monthly usage) stands out. This plan showed a total of 215,455 new customers at the end of June. The remainder minute packages and flat rate plans have also kept an upward trend. Thus, local traffic packages subscribers totalled 2,748,671, and the total number of discount plans was 4,099,691.

Total usage measured in terms of minutes per line per day reached 22.77 and grew by 7.2% over last year, being the traffic coming from the Internet (+5.4%) and Wholesale businesses (+25.1%), the main drivers of this growth.

FIXED LINE BUSINESS

A key point in Value-Added Services is that the number of active voice mailboxes rose to 10,636,875 in the month of June, while Caller ID registered 4,101,423 subscribers, which translates into 54.0% greater than the same period in the previous fiscal year.

As we announced in the first quarter of this fiscal year, and despite the demanding regulatory and competitive environment in which Telefónica de España operates, the results for the second quarter show the path to recovery, in accordance with previously announced forecasts. Thus, Telefónica de España Group's operating revenue grew by 1.6% over the second quarter of 2001, whereas in the first quarter of 2002 it suffered a decline of 2.7% versus the same period of 2001. Likewise, in the second quarter of 2002, the attained EBITDA showed a decline of 2.2% from the second quarter of 2001. This decline reached 10.3% in the first quarter of 2002 versus the same period in 2001.

It is of relevance the comparison of consecutive quarters due to the experienced growth in the second quarter of 2002 against the first quarter of 2002 of Telefónica de España Group revenues and EBITDA of 3.7% and 2.8%, respectively, turning around the decreasing trend of the previous year.

Telefónica de España Group's operating revenues at June 2002 reached to 5,131.2 million euros, a slight fall of 0.6% with respect to the figure obtained in the same period last year. The parent company Telefónica de España's operating revenues for the first six months of 2002 reached 4,930.3 million euros, a fall of 1.1% versus a reduction of 2.8% at the end of the first quarter. This result from the increase in revenues in the second quarter of 82.2 million euros over those obtained in the first three months of the year, representing growth of 3.4%. During the first half of the year, considerable progress have been made on offsetting the deterioration in revenues experienced by the traditional business with revenues which are being generated in the Broadband business.

Revenues from the traditional business, which reached 3,942.6 million euros and represented 80% of total revenues, fell by 1.9% at the month of June. The change in this business reflects the impact of the significant Price Cap-related price reductions during 2001 and changes in prices occurring in 2002, (a reduction in provincial and interprovincial traffic) partly offset by an increase in the monthly fee for Basic Telephone Service, with a neutral effect on the Price Cap. Furthermore, effective revenues from consumption fell by 14.4% as a result of a decrease of 12.4% in average effective per-minute revenues.

On the other hand, revenues from the wholesale business progressed as expected, reaching 671.1 million euros, although it had decreased by 3.6% as of June. The reduction in the wholesale business' revenues is mainly the result of the growth in incoming traffic that is not fully offset by the effective price reduction in interconnection approved as part of the 2001 Reference Interconnection Plan, OIR 2001.

Revenues from the Internet and Broadband business reached 316.6 million euros and grew by 17.1% with respect to the first half of 2001. In the narrowband Internet business, the migration of switched Internet traffic to ADSL and growth in non-peak times as a result of Flat Rates for Internet, created a reduction in effective average revenue per Internet minute of 23.9%.

Revenues from the retail ADSL business reached 106.8 million euros, and users of this service, who as of June numbered 391,006 representing 50.3% of total Broadband access in the Spanish market. Total ADSL end users reached 660,861, making an average daily installation rate for the second quarter of the year of approximately 2,800 installations, in

FIXED LINE BUSINESS

line with the objective of reaching 900,000 customers at the end of the fiscal year. Total Broadband revenues generated in the period (including the wholesale business) reached 146.9 million euros.

The rebalancing of tariffs, together with the greater contribution from the ADSL business, is allowing the proportion of fixed revenues to increase, representing 51.9% of total revenues as of June 2002, increasing 8.2 percentage points with respect to the same period of 2001.

Telefónica de España Group's operating expenses reached 2,877.5 million euros, 4.6% greater than in June 2001. This growth is mainly due to the change in Telefónica de España's expenses associated with the deployment of the new retail ADSL business begun in September 2001. When this impact is deducted, Telefónica de España parent company's total expenses, which represented almost 93% of the Group, fell by 1.1%.

Telefónica de España Group's personnel expenses, which reached 1,068.2 million euros, grew by 2.2% over the prior year. The reduction in average headcount was 0.6%, placing the number of employees at the end of the first half at 40,908. Average productivity in terms of lines per employee reached 518.1 and grew by 2.3% from June 2001.

Telefónica de España Group's supply expenses, which totalled 1,284.0 million euros, grew by 6.0%. Expenses related to the parent's Fixed-to-Mobile Interconnection, which represent 66.1% of the parent Telefónica de España's supply expenses, remained at practically the same level as the first half of last year. These fell by 0.3%, whereas the change in Fixed-to-Fixed interconnection expenses, stemming from growing competition and the impact of the ADSL business on the rest of supplies, are the reason for the growth of 6.0% in real terms with respect to last year.

Telefónica de España Group's external works, supplies, and services reached 440.5 million euros and showed a growth rate of 8.6% at the end of the six-month period, growing in line with forecasts and the business plan of the Broadband services development.

Now that the restructuring of the PUT (public use telephony) traffic reseller business has been restructured, the provision for bad debts is at reasonable levels for our business and show a reduction at June of 15.4% with respect to the January-June 2001 period, which improvement will continue to strengthen throughout this year due to the good results of the control measures applied.

Telefónica de España Group's EBITDA for the first half reached 2,285.5 million euros, which represents a year over year reduction of 6.3%. The Group's EBITDA margin has reached 44.5%, 2.8 percentage points less than that obtained at June 2001, whereas the parent company is 46.3%.

The downward trend in revenues and EBITDA with respect to the previous year, as was anticipated last March, will be further attenuated throughout the fiscal year until revenues and EBITDA levels are reached similar in absolute terms to those of last year. The growth in the Broadband market, which will allow the reductions in revenues from the Traditional and Wholesale business (caused principally by the rate cuts from Price Cap and OIR 2001 approved in August and by the loss in market share for the traditional business), will allow us to obtain the same level of results in the second half of the year as in the first half. Together with the gradual decrease in income volume for fiscal year 2001, this will cause us to reach likely revenues and EBITDA levels at the end of the year similar to those of fiscal year 2001.

FIXED LINE BUSINESS

As a result of the company's operating performance and the decrease in the level of amortizations at Telefónica de España, which fell by 2.0%, Telefónica de España Group's operating results reached 932.2 million euros, 12% less than that obtained at June 2001, compared to the fall of 22.6% in the first quarter of 2002. The operating results of the second quarter of 2002 experienced a 0,9% increase compared to the same quarter of 2001, and an 8.0% increase compared to the first quarter of 2002.

CAPEX at June 2002 reached 738.4 million euros at parent company and fell by 14.3% compared to the same period of 2001. It is important to highlight that the first half of 2002 CAPEX figure should not be extrapolated to the whole 2002 fiscal year due to seasonability effects.

Of total investment, 54.3% has been allocated to the investments in the Traditional business (STB, ISDN, Circuits...), and the remaining 45.7% has been applied to business transforming investments, mainly Internet and Broadband.

FCF, defined as EBITDA minus CAPEX minus net financial expenses minus taxes, reached 1,233.6 million euros and grew 16,9% versus June 2001.

TELEFÓNICA DE ESPAÑA GROUP
SELECTED OPERATING DATA

Unadited Figures	June		% Chg.
	2002	2001	02/01
Lines in service (thousands) (1)	21,192.6	20,776.3	2.0
DSTN lines (thousands)	15,805.7	16,239.6	(2.7)
ISDN basic access (thousands)	854,1	752,5	13.5
ISDN primary access (thousands)	16,1	15,1	7.0
ADSL connections (thousands)	660,9	157,7	319.1
Employees	40,908	41,010	(0.2)
Lines/employees (1)	518.1	506.6	2.3
Traffic (million of minutes)	73,642	69,323	6.2
% ADSL coverage (2)	81.6%	81.2%	0.4 p.p.

(1) Basic telephony lines (including public telephones, Ibercom, ISDN -basic access-, ADSL connections and connections lines with PABX).
(2) Degree of effective ADSL coverage for Basic Service.

FIXED LINE BUSINESS

TELEFÓNICA DE ESPAÑA GROUP
OPERATING REVENUES (INDIVIDUAL)

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Revenue derived from usage	**2,602.8**	**2,967.1**	**(12.3)**	**1,315.9**	**1,474.4**	**(10.7)**
Local	838.4	957.3	(12.4)	414.1	468.6	(11.6)
Provincial	245.2	283.4	(13.5)	122.6	137.9	(11.1)
Domestic long distance	348.2	478.1	(27.2)	171.1	228.4	(25.1)
International long distance (outgoing) (1)	195.4	337.2	(42.1)	96.2	163.8	(41.3)
Fixed to mobile	736.5	741.9	(0.7)	381.4	366.5	4.1
Interconnection International (Incoming)	144.3	140.3	2.9	70.2	75.2	(6.7)
Interconnection National Operators (1)	203.7	245.8	(17.2)	101.4	128.2	(20.9)
Others (2)	(108.9)	(216.9)	(49.8)	(41.0)	(94.2)	(56.5)
Monthly fee	1,890.0	1,638.5	15.4	949.2	822.2	15.4
Connection fee	138.0	130.6	5.7	79.0	66.4	19.0
Customer equipments	164.2	136.1	20.6	87.6	70.9	23.7
Others	135.3	113.3	19.3	74.5	58.1	28.2
Total operating revenues	**4,930.3**	**4,985.6**	**(1.1)**	**2,506.2**	**2,491.9**	**0.6**

(1) Net of foreign participation.
(2) Including discounts, special services, IRIS services and others.
Note: 2001 local revenues include Internet revenues billed at destination.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	5,131.2	5,159.8	(0.6)	2,612.5	2,571.1	1.6
Telefonica de España	4,930.3	4,985.6	(1.1)	2,506.2	2,491.9	0.6
Others and eliminations	200.9	174.2	15.4	106.3	79.2	34.2
Internal expend capitalized in fixed assets (1)	82.0	88.9	(7.8)	41.0	46.1	(11.1)
Operating expenses	(2,877.5)	(2,750.7)	4.6	(1,469.2)	(1,395.1)	5.3
Other operating income (expense) net	(50.3)	(57.9)	(13.2)	(25.7)	(37.6)	(31.6)
EBITDA	**2,285.5**	**2,440.2**	**(6.3)**	**1,158.6**	**1,184.5**	**(2.2)**
Depreciation and amortization	(1,353.3)	(1,381.4)	(2.0)	(674.5)	(704.7)	(4.3)
Operating profit	**932.2**	**1,058.8**	**(12.0)**	**484.1**	**479.8**	**0.9**
Profit from associated companies	(0.9)	(0.6)	50.8	(0.6)	(0.6)	(1.2)
Financial income (expense) net	(201.4)	(204.1)	(1.3)	(99.7)	(99.2)	0.5
Amortization of goodwill	(6.5)	(0.2)	n.s.	(5.3)	(0.1)	n.s.
Extraordinary income (expense) net	(148.0)	129.6	c.s.	(81.9)	77.9	c.s.
Income before taxes	**575.4**	**983.6**	**(41.5)**	**296.7**	**457.9**	**(35.2)**
Income taxes	(108.1)	(263.1)	(58.9)	(61.9)	(120.0)	(48.4)
Net income before minority interests	**467.3**	**720.5**	**(35.1)**	**234.8**	**337.9**	**(30.5)**
Minority interests	(0.1)	0.0	n.s.	0.0	0.0	n.s.
Net income	**467.3**	**720.5**	**(35.1)**	**234.8**	**337.9**	**(30.5)**

(1) Including works in process.

FIXED LINE BUSINESS

TELEFÓNICA LATINOAMÉRICA GROUP

Telefónica Latinoamérica's results for the first half were affected by the economic situation in the region and the volatility of its currencies, especially the Argentine peso, and in the last three months the Brazilian real. To counteract this situation and in order to preserve cash flow generation, the operators have taken several measures to control costs (both operating and investment), thus allowing high levels of free cash to be generated, in line with the Group's commitment.

Telefónica Latinoamérica's financial statement for the first half of the year include the effects derived from the impact on the debt of Argentine operators of the devaluation of the Argentine peso from 1 euro per 1.5149 Argentine pesos (1 dollar per 1.7 pesos) to 1 euro per 3.4084 Argentine pesos (1 dollar per 3.80 pesos), given that the December 2001 financial statements already included the effect of the devaluation by correcting Argentine debt in foreign currency to 1 euro per 1.5149 Argentine pesos (1 dollar per 1.7 pesos), following the prudent criteria established by the Spanish accounting regulatory agency (ICAC). Furthermore, when consolidating the results of Telefónica de Argentina, the average exchange rate for the period was applied, 1 euro per 2.4234 Argentine pesos (1 dollar per 2.70 pesos).

Moreover, starting in January 2002 the fiscal years of Telefónica de Argentina and Cointel run from January to December, coinciding with the fiscal years of the rest of the Group's companies. However, Telefónica Latinoamérica's financial statements for 2001 include the accounts of TASA and Cointel, with a quarter delayed (October 2000 - March 2001).

Operating revenues for the first half reached 3,974.1 million euros, which represents a year over year fall of 23.3%, which performance has been affected by the depreciation of the Argentinean peso (-63.0% on average), the Brazilian real (-11.9% on average) and the Chilean peso (-8.6% at the end of the period) against the dollar, whose average exchange rate with the euro was practically unchanged against the first half of 2001. In constant terms, revenues remained practically unchanged, with a slight year over year fall of -0.4%, which however would have been 0.7% if using homogenous periods for TASA. Telesp recorded revenues growth of 11.5% in local currency terms, thanks to the greater average plant in service (+11.8%), which managed to compensate a large degree for the decreases in revenues in local currency terms of TASA (-15.5%, which, under a homogenized period would have been reduced to -12.2%), CTC (-5.2%) and TdP (-1.8%).

In this period, Telefónica Latinoamérica's total operating expenses, 2,114.9 million euros, showed a fall of 22.0% (-0.1% in constant terms), derived from the spending cutbacks made by CTC (-4.7% in local currency terms) and TASA (-10.1% in local currency terms), as a result of the different cost reduction policies implemented by both companies starting in the second half of last year, in order to counteract the lower revenues earned. On the other hand, Telesp and TdP had operating expenses greater than those of last year (+9.6% and +2.4%, respectively). In Telesp's case, these expenses resulted from an increase in average plant, and in TdP's case principally stemmed from greater interconnection expenses, almost entirely offset by controlling other operating expense items.

Consolidated EBITDA recorded during the first half of 2002 was 1,927.1 million euros, showing a fall of 25.3% principally as a result of the change in TASA's EBITDA, both due to the economic situation of the country and the devaluation of the Argentine peso. If these exchange rate effects and the differences in TASA's consolidation periods were eliminated, the reduction in EBITDA would have been limited to -1.4%.

FIXED LINE BUSINESS

During the first half EBIT decreased by 40.8% compared to first half a year ago, this drop was strongly impacted by the adverse fluctuations in exchange rates. Thus, in constant euros the decreased in EBIT would have been -19.3% compared to first half of 2001.

The net result for the first half recorded a loss of 223.6 million euros versus a positive result of 653.2 million euros last year. In this regard, it must be stated that the results of the first half of 2001 included the sale of the interest in Cablevisión, for a gain of 256 million euros. The result for the present fiscal year, on the other hand, is decisively influenced by the inclusion of negative 376.2 million euros derived from adjusting the exchange rate of TASA's, THA's and Cointel's debt (net of taxes), an effect of the adjustment of debt from 1 euro per 1.5149 Argentine pesos (1 dollar per 1.7 pesos) to 1 euro per 3.4084 Argentine pesos (1 dollar per 3.80 pesos). It must be remembered that in the first quarter of the fiscal year the net result was reduced by 234.3 million euros due to adjusting the exchange rate of the Argentine companies' debt from 1 euro per 1.5149 Argentine pesos (1 dollar per 1.7 pesos) to 1 euro per 2.4862 Argentine pesos (1 dollar per 2.85 pesos).

Accounts for the first half of the year showed a positive provision for taxes of 154.3 million euros, which included activation of the DAEX (Export Activity Deduction) tax credit. This process generated income of 59.2 million euros, already recorded in the first half of the year, as well as the tax credit derived from exchange rate losses owing to the devaluation of the Argentine peso (198.3 million euros cumulative at June). This tax credit compensated for the tax provisions of the other operators.

At the close of June, Telefónica Latinoamérica managed a total of 21.5 million lines, 2.7% more than in June 2001, of which 58.2% belonged to Telesp. During the first quarter, Telefónica Latinoamérica's lines fell by approximately 130,000, given the net negative gain in lines reported by Telesp and TASA. In the case of Telesp, it reflected both the smaller number of new lines added, after completion of the waiting list and establishment of stricter entry filtering processes, as well as the increase in lines eliminated. This evolution is leading to an improved quality in the customer base, after the advances made toward disconnection of bad debt customers. In the case of TASA, the negative net gain in lines during the first half of the year is the result both of not adding new lines and the investment containment policy, as well as the increase in lines eliminated due to the Argentinean crisis.

The Broadband market continues to be a key target in Telefónica Latinoamérica's strategy, which has led to reaching a figure of 356,946 users in service, 30.5% more than at the end of the first quarter 2002.

Telefónica Latinoamérica continued with its priority to maximize the efficiency of its operators. This has translated into additional staff reductions in the second quarter: 646 fewer employees at Telesp and 661 employees at Telefónica del Perú. Therefore, as of June the headcounts of Telefónica Latinoamérica's fixed telephony operators was 25,789 (29,376 including Sonda and Cablemágico).

Cumulative investments during the first half fell by 75.0%, going from 1,620 million euros to 406 million euros after an investment rationalization effort responding principally to the new environment that followed early completion of Telesp's goals and the Argentine crisis. Cuts in investment were also made to protect the generation of free cash flow which, in aggregate terms, was 1,060.4 million euros versus the 449 million euros generated during the same period last year (+136.3% year over year in euro terms), of

FIXED LINE BUSINESS

which 48.7% comes from Telesp. These investment cutbacks place the CAPEX / Revenues ratio at 10.2% in local currency terms, 21 percentage points less than in 2001.

Brazil

After having received certification of completion of the Anatel's goals last March, and the granting of a long distance license (April 26), Telesp began to operate an international long distance service from Sao Paulo last May 7, reaching a 16.4% cumulative market share as of June 2002 after just two months of operation. Although Anatel granted Telesp the license for domestic long distance service from Sao Paulo, the legal injunction filed by Embratel against Anatel, prevented Telesp from providing this service for the time-being. This resolution to this injunction is expected to be resolved in the next weeks. Furthermore, the good performance of estimated market share for intrastate long distance within Sao Paulo, which reached a cumulative 79.0% at June, continues, exceeding by 1 percentage point the market share recorded at June 2001.

Furthermore, last June 25 Anatel approved Telesp's annual tariff increase, which is on average 8.07% (8.3% for the local services basket), which was charged to customers starting on June 28. Also notable are the 13.9% increase in residential subscriber fees and 9.97% for business lines.

During the first half, Telesp had more than 12.5 million lines in service, which translated into a year over year growth rate of 4.2%. In this period the company recorded negative net gain in the number of lines (-104,491), by speeding up the process of disconnecting customers who had bad debt problems, as well as by establishing stricter controls for new lines, which is leading to a restructuring and improvement of customer base quality. In this regard, Telesp has implemented a more flexible debt financing model, while following up with customers who wish to discontinue service in order to offer them products more in tune to their needs. All these measures had a positive effect in June, when a net positive gain of 10,540 lines was recorded. The company expects to maintain this positive trend in the second half of the year.

In the second quarter, after the launch of several promotions, there was a notable recovery in the rate of new ADSL lines added, increasing by 152.6% over the first quarter, with lines in service totalling 282,269 customers, 42.3% more than in December 2001. Thus, the net gain of ADSL customers increased from 17,365 customers in the first quarter to 66,598 in the second.

Besides the retirement program implemented in the last quarter of 2001 in order to adapt the company's structure to the more competitive environment once the Anatel's goals were met, in May and June of this year the company undertook another severance program (646 employees through June 2002). Thus headcount fell by 20.2% in year over year terms, and lines in service per employee at June totalled 1,243, for year over year growth of 30.6%.

Revenues recorded by the company in the first half increased by 11.5% in local currency (-1.7% in euros) thanks to the increase in average plant in service (+11.8% year over year) and the average rate increase of 10.4% that occurred in July 2001. The increase in revenues compensated for greater expenses (+9.6% in local currency) due to the increase in activity and bad debts (due to the application of a more conservative provisioning policy since May 2001, in line with the criteria applied by the other Telefónica Latinoamérica Group operators), placing the bad debt provision over revenues at 3.8%. The better

FIXED LINE BUSINESS

performance of revenues versus expenses led to a 12.3% increase in EBITDA in local currency.

Early achievement of the Anatel's goals translated into a significant reduction in CAPEX (-74.6% year over year in euros), which placed the CAPEX over Revenues ratio at 19.0% in local currency, versus 57.5% in the same period last year.

All these factors have led to a generation of free cash flow of 516.8 million euros versus a negative free cash flow of 359.4 million euros at June 2001.

Argentina

- TASA's results in the first half of the year were affected by the economic crisis in Argentina, notably:

- Depreciation of the peso to 1 dollar per 3.80 pesos at the end of June, which has caused negative exchange rate differences of 5,238 million pesos. According to Argentinean accounting regulation, companies based there could not account for the effects of the devaluation of the peso on their 2001 financial statements, given that this occurred in 2002. Consequently, TASA's results presented here include the entire effect of the devaluation of the peso from the 1 dollar to 1 peso exchange rate to 1 dollar per 3.80 pesos.

- High inflation rates were recorded in the first months of the year (cumulative 30.5% at June), although a deceleration has been seen in the last two months. It must be remembered that this effect is not being offset by tariff increases due to the restrictions imposed by the Public Emergency Law.

- The economy suffered a contraction in the first quarter of the year (GDP reduction of 16.3%). This is reflected mainly in the contraction of the long distance market (-17%) and an increase in bad debt, that has remained stable through the first half.

  In this context TASA recorded EBITDA of 244.4 million euros, falling by 15.4% in local currency (-68.7% in euros) with respect to January-June 2001, with an EBITDA margin of 50.7%, or 2.0 percentage points less than last year's. The fundamental cause for this reduction is the 12.2% fall in revenues (-67.5% in euros) due to the impact of the crisis that is affecting consumption, and to a greater degree the long distance business.

  The company managed the business by implementing measures to minimize these negative effects, and here the results obtained are noteworthy:

- Limited declines in the plant in service (negative net gain of 111,462 lines since the beginning of the fiscal year, but only 2,793 fewer lines than the plant in service in June 2001): a plan has been implemented consisting of converting regular lines with bad debt problems to prepaid or consumption control products, at the same time as the debt is financed.

- Control of Bad Debts: Intensification of the actions to recover debt prior to lines disconnection and implementing more flexible payment plans (bonuses, financing plans), having achieved, first of all, a slight increase in average daily collections in peso terms in the first half of 2002 (3%) compared to the second half of 2001 (when the crisis was deepening), and second a reduction in the percentage of bad debts over

FIXED LINE BUSINESS

revenues: although it remained high (9.0% versus 6.0% in the first half of 2001), a slight improvement has been seen in recent months.

- Significant Cost Reductions: The cost control policies implemented, and to a lesser degree lower activity, have caused operating expenses to show a 10.1% reduction in local currency (18.2% if we exclude the provision for bad debts and taxes).

- CAPEX Control: TASA invested 13.4 million euros in the first half of the year. This reduction (-74.2% in local currency and -94.2% in euros), is the result of both the highly restrictive policy that has been applied since the end of 2001 and the renegotiation of contracts in foreign currencies, which has managed to soften the impact of the devaluation.

- Retention of Market Shares, both in local and in long distance, with respect to the market shares recorded in 2001.

- Positive Free Cash Flow: Operating expense controls and the investment rationalization have allowed TASA to continue to generate a positive free cash flow of 147.6 million euros during the half-year.

Chile

Telefónica CTC Chile's lines in service remained virtually the same as last year, showing an increase of 0.6%. It should be noted that this growth is based principally on the increase in regular lines versus prepaid lines, which were the growth factor in 2001. In the long distance business, CTC has retained and even slightly increased its market shares from the same period in 2001 (domestic long distance 38.3% and international long distance 27.8%).

Revenues of Telefónica CTC Chile (Fixed Telephony Operator (FTO) + Sonda) during the first half were 623.6 million euros, or 5.2% lower in local currency than revenues in the same period in 2001 (-13.4% in euros). It should be noted that this performance was affected by the change in the contract with Publiguías. Because of this, the revenues recorded since September 2001 from the agreement with Publiguías have fallen significantly. If this effect is eliminated, CTC's revenue would have only fallen by 2.9% in local currency. Also affecting the fall was the change in local telephone revenues (-2.6%) caused by the composition of lines in its portfolio, wherein flat rate and prepaid lines have increased since last year, as well as the cannibalization of mobile telephony. For its part, the long distance business, despite the market contraction (a 12% fall in traffic), showed revenues 7.3% greater than last year's in local currency. ADSL performed positively (+122.3% more new additions in the second quarter than in the first), with 54.1% more users than at the end of March and an upward trend in revenues in the last few months.

Operating expenses continued to perform well, 4.7% lower than those recorded in 2001 (-12.9% in euro terms). This decrease is based on lower personnel expenses, due to the reduction in personnel that occurred in June of last year and lower provisioning expenses for the cost reduction plans that have been implemented. This favourable change in expenses allowed the fall in revenues to be partially offset, having recorded cumulative EBITDA in the first half of 258.1 million euros, for a reduction of 7.1% in local currency with respect to June 2001 (-15.0% in euros), although if the change in the Publiguías contract is eliminated, this decrease would have been reduced to -1.6%.

FIXED LINE BUSINESS

Investment rationalization continues by giving priority to profitable or high strategic value projects, which resulted in a notable reduction in investment (-20.8% in local currency), which placed the CAPEX over Revenues ratio at 8.0%. Free Cash Flow was 165.2 million euros.

Peru

Telefónica del Perú continued to lead the local and Public Telephony markets, the latter consolidating the good performance shown in the first quarter (revenue growth of 9.0% in local currency terms). In the first half of the year the company's results were affected by significant changes in the regulatory environment: during 2001 successive interconnection rate reductions were implemented, and in September the *price cap* system was introduced, which led to a 7% year over year fall in tariffs, added to the introduction of multicarrier dialling system starting last April 15. The combination of these factors, as well as downward pressure on rates, translated into more intense competition and a reduction in long distance market shares. All this affected revenues of Telefónica del Perú (Fixed Telephony Operator (FTO), including Cablemágico as the most important affiliate), which fell by 0.7% in local currency (-0.6% in euros). It is worth mentioning the reduction in long distance revenues (-28.2% in local currency), behaviour caused principally by the introduction of multicarrier dialling and the downward evolution in accounting rates in line with international trends.

In terms of operating expenses, an increase of 2.4% was seen in local currency, explained principally by the 9.7% increase in interconnection expenses (excluding this effect, expenses would have fallen by 0.6% in local currency). In line with Telefónica Latinoamérica Group's productivity improvement, the company introduced a restructuring plan that led to a reduction of 661 workers during this period, which constituted one of the principal measures to improve efficiency and decrease costs.

The negative change in operating revenues and expenses led to a decrease in the company's EBITDA of 10.1% in local currency terms, to 308.0 million euros.

The expansion of the plant in Peru (+3.0%) continues to be driven by prepaid and consumption-controlled products, for the purpose of maximizing the profitability of existing plant and minimizing the risk of bad debt. These products currently represent 33.4% of the plant in service, after experiencing a 25.2% increase with respect to the first half of last year.

With respect to broadband services, the Company manages a customer base of 15,718 to which it provides ADSL and cable modem services, which translated into a 60% growth over the customer base recorded in the first quarter of 2002.

In line with the rationalization of investments, a 43.5% reduction was recorded versus last year, in local currency, leading to the generation of a 229.4 million Free Cash Flow, 6.8% year over year growth.

FIXED LINE BUSINESS

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA

Unadited Figures	January-June		
	2002	2001	% Chg.
Lines in service (thousands)	**21,483**	**20,912**	**2.7**
Telesp	12,512	12,006	4.2
Telefónica de Argentina	4,447	4,450	(0.1)
Telefónica CTC Chile	2,760	2,743	0.6
Telefónica del Perú	1,764	1,713	3.0
ADSL connections	**356,946**	**112,115**	**218.4**
Telesp	282,269	100,634	180.5
Telefónica de Argentina	28,697	5,135	-
Telefónica CTC Chile	30,262	3,786	-
Telefónica del Perú (1)	15,718	2,560	514.0
% ADSL coverage			
Telesp	**74%**	**61%**	**12.9 p.p.**
Telefónica de Argentina	57%	57%	(0.2 p.p.)
Telefónica CTC Chile	56%	46%	10.0 p.p.
Telefónica del Perú	48%	44%	4.0 p.p.
Total traffic (million of minutes) (2)	**57,292**	**56,099**	**2.1**
Telesp	34,228	31,403	9.0
Telefónica de Argentina	11,385	12,466	(8.7)
Telefónica CTC Chile	8,138	8,141	0.0
Telefónica del Perú	3,541	4,090	(13.4)
Employees (3)	**29,376**	**32,553**	**(9.8)**
Telesp	10,065	12,616	(20.2)
Telefónica de Argentina	8,627	8,822	(2.2)
Telefónica CTC Chile	6,265	6,052	3.5
Telefónica del Perú	4,419	5,063	(12.7)
Lines / Employees (4)	**731**	**642**	**13.8**
Telesp	1,243	952	30.6
Telefónica de Argentina	516	504	2.2
Telefónica CTC Chile	816	819	(0.4)
Telefónica del Perú	581	459	26.6

Nota: The data for Telefónica CTC Chile are for Fixed Telephony (FTO) and Sonda. TdP data include FTO and Cablemágico. TASA modified its fiscal year, therefore, the data are for the January-June '01 and January-June '02 periods.

(1) For TdP, includes CABLENET lines in service.

(2) Includes total local traffic billed and incoming and outgoing LDN and LDI.

(3) Telesp includes effective endowment made by Telesp, Assist and long distance in both June 2002 and June 2001. TASA includes effective endowment made by Interactiva, a criterion adopted retroactively. In CTC, the number of employees as of June 2001 includes employees assigned to CSC for the current fiscal year.

(4) Calculated ratio with effective endowment made by Fixed Telephony Operator (FTO). In CTC is not included Istel employees or repairers and installers.

FIXED LINE BUSINESS

TELEFÓNICA LATINOAMÉRICA GROUP COMPANIES FINANCIAL DATA

Unadited Figures (Euros in millions)

	January-June		
	2002	2001	% Chg.
Telesp			
Operating revenues	2,167.8	2,206.2	(1.7)
EBITDA	1,116.7	1,128.0	(1.0)
EBITDA margin	51.5%	51.1%	0.4 p.p.
Telefónica de Argentina			
Operating revenues	481.9	1,482.1	(67.5)
EBITDA	244.4	780.6	(68.7)
EBITDA margin	50.7%	52.7%	(2.0 p.p.)
Telefónica CTC Chile			
Operating revenues	623.6	719.8	(13.4)
EBITDA	258.1	303.8	(15.0)
EBITDA margin	41.4%	42.2%	(0.8 p.p.)
Telefónica del Perú			
Operating revenues	659.1	663.0	(0.6)
EBITDA	308.0	342.4	(10.0)
EBITDA margin	46.7%	51.6%	(4.9 p.p.)

Note: EBITDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica CTC Chile and Telefónica del Perú include Sonda and CableMágico, respectively.

TELEFÓNICA LATINOAMÉRICA GROUP CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	3,974.1	5,178.0	(23.3)	1,818.9	2,583.3	(29.6)
Internal expend capitalized in fixed assets (1)	42.8	88.5	(51.7)	16.4	43.9	(62.7)
Operating expenses	(1,914.9)	(2,477.3)	(22.7)	(872.4)	(1,199.1)	(27.2)
Other operating income (expense) net	(174.9)	(209.5)	(16.5)	(85.8)	(139.7)	(38.6)
EBITDA	**1,927.1**	**2,579.8**	**(25.3)**	**877.1**	**1,288.3**	**(31.9)**
Depreciation and amortization	(1,166.4)	(1,295.2)	(9.9)	(535.4)	(638.1)	(16.1)
Operating profit	**760.7**	**1,284.6**	**(40.8)**	**341.7**	**650.2**	**(47.5)**
Profit from associated companies	4.4	1.2	256.0	3.5	3.2	10.9
Financial income (expense) net	(1,032.2)	(423.7)	143.6	(457.4)	(225.7)	102.6
Amortization of goodwill	(45.2)	(40.2)	12.4	(23.1)	(19.6)	18.0
Extraordinary income (expense) net	(48.4)	92.1	c.s.	(35.7)	168.4	c.s.
Income before taxes	**(360.7)**	**914.1**	**c.s.**	**(170.9)**	**576.5**	**c.s.**
Income taxes	154.3	(201.1)	c.s.	21.7	(79.7)	c.s.
Net income before minority interests	**(206.5)**	**713.0**	**c.s.**	**(149.2)**	**496.8**	**c.s.**
Minority interests	(17.1)	(59.8)	(71.4)	(1.7)	(18.1)	(90.5)
Net income	**(223.6)**	**653.2**	**c.s.**	**(151.0)**	**478.7**	**c.s.**

(1) Including works in process.

CELLULAR BUSINESS

TELEFÓNICA'S CELLULAR BUSINESS

In the first half of 2002 Telefónica Móviles recorded a net loss of 4,333 million euros due to the recognition in the second quarter of the year of net extraordinary provisions amounting to 4,902 million euros associated with the write-down of assets and the provision for associated restructuring costs in Austria, Germany, Italy and Switzerland.

Excluding the impact of these net extraordinary provisions, Telefónica Móviles would have recorded a net income of 569 million euros in the first half of the year, a 50.3% year-over-year increase.

It is important to mention that, although these provisions cause Telefónica Móviles to record a net loss in the first half of 2002 as well as for the full year 2002, the provisions for asset write-down do not entail any form of cash outflow.

The free cash flows forecasted for the Group, in the future, once the restructuring costs have been paid, will increase significantly due to the higher operating results and lower capital expenditures of the Group.

Operating profit was primarily driven by the favourable performance of Telefónica Móviles España's business which more than made up for the negative impact of exchange rate fluctuations in Latin American currencies -which worsened in the second quarter of 2002-, mainly because of the depreciation of the Brazilian real.

Key aspects of these results are as follows:

- Sound growth in operating revenues, with a year over year advance in the first half of 2002 of 14.8%, and quarter-over-quarter growth of 13.1% (2Q02 vs. 2Q01).

  If we strip out the impact of changes to the consolidation perimeter[1] and the impact of fluctuations in exchange rates, consolidated revenues would have had a year over year increase of 12.9% in the first semester of 2002.

  By components, we would underline the significant growth of the customer bases of operators fully consolidated (+20.8%, and +11.5% excluding the Mexican operators and TeleLeste Celular), despite economic slowdown in most markets. In addition, the traffic carried by these operators had year over year growth of 20% in minutes accompanied by a higher volume of SMSs (+53%). By contrast, ARPUs in local currency had an annual average decline of 12%, mainly due to the larger weighting of the prepaid segment in the operators' customer bases.

  Telefónica Móviles España's revenues accounted for 71.2% of consolidated revenues, with a year over year increase of 20.5% from first semester 2001.

  Latin American operators fully consolidated contributed 28.5% of Group revenues. The performance of these revenues, which in euros grew by 2.6% from first semester 2001, was mainly shaped by the changes to consolidation sphere criteria mentioned above – which accounted for 26.8 p.p. of this growth-, and the negative impact of the devaluation of the Argentinean peso and the depreciation of other Latin American

1 Incorporation of north Mexican operators since July 2001, consolidation by full integration of TeleLeste Celular since January 2002 and Terra Mobile since fourth quarter 2001.

CELLULAR BUSINESS

currencies – which reduced the growth rate in revenue from Latin America by 21.2 percentage points.

- Strict cost control initiatives have been put in place, in line with the Company's target of increasing cash flow generation. These initiatives resulted in improvements to productivity and efficiency in all operators.

  Accordingly, year over year growth in consolidated operating expenses was 13.5%, 1.3 percentage points less than the figure for revenues.

- Continuous improvement in operators' and Group EBITDA margins both. Accordingly, the consolidated EBITDA margin for the first half of 2002 was 41.3% from 39.4% a year ago. In quarter-over-quarter terms, the margin in second quarter 2002 was 42.0%, an improvement of 1.9 percentage points from second quarter 2001 and of 1.5 percentage points from first quarter 2002.

  Consolidated EBITDA in absolute terms was 1,864.4 million euros, 20.2% higher than in the same period of 2001. Excluding the impact of changes to the consolidation perimeter and the impact of fluctuations in exchange rates, organic growth in consolidated EBITDA, assuming constant exchange rates, would have been 21.9%.

  By geographical areas, Telefónica Móviles España made the largest contribution to Group EBITDA. In 1H02 the Spanish operator's EBITDA posted a year over year increase of 33.1%.

  EBITDA for the fully consolidated Latin American operators showed an increase, in total and in euros, which was 10.3 p.p. higher than that for revenues, and reaches 12.9%. Assuming constant exchange rates and excluding the contribution of Telefónica Móviles Mexico and of TeleLeste Celular in the first half of 2002, this growth would have been 17%.

  The German, Austrian and Swiss subsidiaries combined contributed with a negative EBITDA of –160.4 million euros in the first half of 2002.

In regard to extraordinary items, the following should be mentioned:

- Sharp increase in net extraordinary expenses with respect to the first half of 2001, mainly due to the recognition of net extraordinary provisions amounting to 4,902MM€ associated with the write-down of assets and the provision for associated restructuring costs in Austria, Germany, Italy and Switzerland.

  The recognition of these extraordinary provisions for the write-down of assets resulted from recently obtained valuations. Taking into account the specific circumstances of each particular market and the uncertainty regarding the commercial profile of the UMTS technology and the evolution and the products and services it will support, Telefónica Móviles decided at the beginning of July to engage the services of third party independent experts to evaluate the various business plans. The hiring of third parties to perform independent valuations is in line with the recommendations of the Securities and Exchange Commission ("SEC") of the United States.

CELLULAR BUSINESS

Meanwhile, capex continues to decline. Year over year reduction was 36.0%, amounting to 9.9% of consolidated revenues (17.7% in 1H01): In absolute terms, consolidated capex in first half 2002 was 444.9 million euros (696.1 million euros in 1H01).

Capitalized costs totalled 139.4 million euros in the first semester of 2002, a year over year reduction of 54.3%. These include the provision for the 3G spectrum fee assigned to Telefónica Móviles España for the future operation of this technology (10.5 million euros), start-up and operating expenses of Group 3G (1.3 million euros) and financial expenses associated with the acquisition of the 3G license in Germany (127.6 million euros). Capitalized expenses corresponding to TEM based on its shareholdings in each company amounted to 10.5 million euros, 0.7 million euros, and 59.5 million euros respectively, in the first half of 2002.

Revenues derived from the wireless business segment, including Telefónica Móviles and Startel, were 4,677.1 million euros during the first half of 2002, a 14.2% increase compared to 1H01. EBITDA totalled 1,912.6 million euros, a 20.2% growth year over year.

SPAIN

The Spanish cellular market ended June 2002 with 31.4 million declared customers, leaving a penetration rate of 75.2%, 11 percentage points higher than in June 2001. Telefónica Móviles España (TME) increased its customer base by over 830,000 subscribers in the first half of the year. Net adds in the second quarter were 309,000 customers (+337,000 in contract and -28,000 in prepaid, explained by migrations from prepaid to contract). The Company ended June 2002 with over 17.6 million customers, remaining leader of the Spanish cellular market, with an estimated market share at the end of June 2002 stable from June 2001.

Churn rate control is behind TME's commercial success. The annual churn rate was approximately 12% at June 2002, similar to the previous quarter's level and over 10 percentage points lower than 12 months earlier. We would underline the fact that there is little difference between churn rates for contract and prepaid customers. In addition, the financial impact of disconnections remains small, as usage of disconnected lines is 40% lower than the average usage of the Company's customer base.

As a result of TME's policies to encourage migration the weight of the contract segment increased in the second quarter of the year to 32.9% of the total customer base (+ 1.4 percentage points vs. 1Q02). The positive effects which migrations from prepaid to contract (more than 213,000 in the second quarter) have on the Company's ratios should be taken into account.

TME registered MOU of 104.9 minutes in the second quarter of 2002, an increase of 7.7% from the previous quarter. Although in year over year terms (2Q02 vs. 2Q01) MOU has remained almost stable, with a slight decrease of 0.8%.

In 2Q02 TME achieved ARPU of €28.8, 4.1% higher than in the previous quarter despite including the full impact of the price cuts made throughout the first quarter. The year over year decline in ARPU seems to be decelerating. In the second quarter of 2002 this was 6.6% (2Q02 vs. 2Q01), mainly due to the change in the customer mix and the price reductions of the last twelve months, but this was 4 percentage points smaller than the year over year decrease registered in 1Q02.

CELLULAR BUSINESS

With regard to data and content, the ratio of SMS per customer per month in the second quarter of 2002 amounted to 35 messages, with the growing importance of SMS Premium -logo and ringing tone downloads, TV program voting, etc- standing out. These services already account for approximately 13% of data billing. In all, total data services revenue accounted for 14.6% of total customer revenue in 2Q02, registering year over year growth of 3.2 percentage points.

TME continued to develop policies aimed at improving operating efficiency and optimising use of resources in the second half of the year. To this end, the weighting of SACs and SRCs over adjusted operating revenues reached 6.5% in the second quarter of 2002 (-6.3 percentage points vs. 2Q01), with annual reductions both in SAC per customer and SRC per customer. Also, advertising and network costs over revenues showed important annual declines.

As a result, TME presents solid financial results:

- TME's second quarter operating revenues had year over year growth of 19.9% and 4.4% from the previous quarter. In cumulative terms, operating revenues increased by 20.5% compared with the first half of 2001, an increase that would stand at 14% excluding handset sales in both years.
- Accumulated EBITDA in the first half grew by 33.1% year-over year, similar to the quarter-over-quarter growth figure (2Q02 vs. 2Q01:+32%)
- TME registered an EBITDA margin of 53.1% in the second quarter of 2002 (+4.9 percentage points vs. 2Q01), resulting in a margin of 51.5% in the first half of the year.
- TME achieved an EBITDA per customer of €16.7 in the second quarter of 2002, among the best in Europe, with year over year growth of almost 10% and prices below the European average.

Lastly, we would highlight that TME has rolled out its UMTS network in 21 Spanish cities, fulfilling the requirements established in the license in order to release the collateral guarantee. This has not prevented the operator from maintaining a capex as a percentage of revenues ratio at 8.4% in the first half of 2002, one of the lowest ratios in the sector and 3.5 p.p. lower than that registered in the first half of 2001.

REST OF EUROPE

Once second quarter was closed, Telefónica Móviles has decided to redefine its short and medium term objectives in Austria, Germany, Italy and Switzerland, as a result of the delay in the availability of UMTS technology and the need to update the current business plans, taking into consideration the current market conditions in these countries.

In this sense, the shareholders of Group 3G (Quam), Telefónica Móviles and Sonera, have decided to halt all commercial activities in Germany after seven months of operations as a GSM/GPRS Mobile Virtual Network Operator (MVNO). In the coming months, Group 3G will adjust its activities and organizational structure to implement the decision taken by its shareholders. It is anticipated that this restructuring process will be completed before the end of the current year.

CELLULAR BUSINESS

This decision is a consequence of a series of circumstances that at this time determine, once the minimum period of activity necessary to evaluate the commercial feasibility elapsed, the halt of all commercial activities.

This decision is in line with the decision taken by the IPSE2000 shareholders in January of this year. At the same time, the non-essential activities in Austria and Switzerland will continue to be reduced.

In these four countries, all decisions with regards to UMTS will be postponed until there is a significant improvement in the technological and market conditions.

The strategy of the Telefónica Móviles Group has been redefined as a result of the changes occurred over the past couple of years, from a competitive, technological, financial and regulatory perspective which have caused Telefónica Móviles to reevaluate and update the assumptions of the business plans of its subsidiaries in Austria, Germany, Italy and Switzerland and to reconsider its overall short and medium term strategy in these countries.

Group 3G ended June 2002 with 197,000 active customers in Germany, which represented a net add of 106,045 customers in the second quarter of the year. Of the total customer base, 57.9% corresponded to the prepaid segment.

With regard to financial results, in the first half of 2002 Group 3G achieved operating revenues of 39,9 million euros . Accumulated EBITDA to June stood at -129.2 million euros, with operating losses having increased by 22.9% during the quarter compared to 1Q02, in line with the more net adds. Capex in the first half of 2002 stood at 55.8 million euros .

In Italy the restructuring process of the business approved at the beginning of the year is progressing accordingly, with activity levels significantly reduced. As part of this process, and with the aim of adapting the company's structure to the new situation, IPSE 2000 has reduced its workforce by 35% since the beginning of the year. This company's contribution to Group results is reflected in the results of associate companies and amounted to -29.4 million euros in the first half of 2002.

In Austria and Switzerland there was no significant activity during the quarter. Telefónica Móviles' subsidiaries in these countries contributed negative EBITDA of -31.2 million euros in the first half of the year.

MOROCCO

Médi Telecom had 1,321,213 customers at the end of June 2002, a year over year increase of 75%. The lower net adds in the second quarter (86,709 customers) in relation to the first (121,912 customers) is due to the larger number of gross adds registered in the previous quarter because of the continuation of the Ramadán campaign.

The increase in revenues registered in the quarter, together with the reining in of commercial costs, led to positive and growing EBITDA in relation to the first quarter of 2002.

CELLULAR BUSINESS

LATIN AMERICA

Brazil

The operators managed by Telefónica Móviles in Brazil exceeded 6 million customers in the second quarter of 2002, with a year over year growth of 19.2%. Of the total customer base, the 68.5% corresponded to the prepaid segment, being the main driver of growth in customer numbers. However, the contract segment continued to show slight increases compared with June 2001.

The average market share of the operators in their areas of operation remained at around 64% in the second quarter, similar to the same period of 2001. This demonstrates the benefits of customer loyalty and retention initiatives developed by the companies to counter the entry of new operators in their markets, something which has already occurred in the state of Río de Janeiro.

Turning to financial results, total operating revenues of the companies in local currency had year over year growth of 22.6% in relation to the first half of 2001, or 7.5% excluding Teleleste Celular's revenues in 2002 - this company has been fully consolidated since January 1, 2002. The increased sales were due to the aforementioned growth in the customer base, partly offset by the reduction in average ARPU (-9% in local currency).

Total EBITDA after management fees of the operators in local currency had a 15.9% increase on first six months of 2001. Excluding Teleleste Celular, EBITDA from the Brazilian operators had a year over year increase of 3.3% in local currency as a result of the operators' improved efficiency. This is being reflected in an average decline in SAC in local currency close to 8% compared with the first semester of 2001.

The combined EBITDA margin, for the first half of the year was 39.3% (40.1% excluding TeleLeste Celular), reducing the differential with respect to the same period a year ago, and showing a year over year improvement of 1.9 p.p. from second quarter of 2001.

Finally, it should be noted that in recent months, the regulatory and competitive outlook in Brazil has improved significantly compared to the beginning of the year. Progress continues on the work required to create the JV with Telefónica Móviles and Portugal Telecom's assets as soon as regulatory approval is given.

Mexico

Telefónica Móviles México had 1,28 million customers at the end of June 2002, an increase of 20.8% year over year, fuelled mainly by the growth of the contract segment (+34% vis-à-vis 1H01). Net adds in the first half of 2002 amounted approximately 69,000 customers set against the negative trend in the same period of the previous year. Although net adds in 2Q02 grew by more than 10% compared with 2Q01, the figure fell by 17% compared with the previous quarter. The main reason for this is the commercial repositioning of the Company's offering aimed at attracting higher-value customers and increasing the average life of the customer base.

With regard to the distribution network of Telefónica Móviles México, a significant increase was registered in the number of points of sale from the first quarter of the year (+86%). A commercial agreement was also recently signed with Marcatel that envisages the sales force of this company distributing the products and services of Telefónica

CELLULAR BUSINESS

Movistar. Telefónica Móviles México also reached an agreement in July with Grupo Elektra, that will sell Telefónica Móviles México's products and services nationwide.

As regards the operators' financial operating revenues in local currency increased by 16% compared with the first quarter of 2002, fuelled by the rise in the customer base and traffic.

EBITDA for the second quarter, in local currency, rose by 1.5% compared with the previous quarter. The lower growth compared with revenues is attributable to the higher commercial costs resulting from the repositioning of the company's offering to attract higher-value customers, which offset improvements in productivity - the workforce was cut by 12% compared with the previous quarter. Consequently, the EBITDA margin for the quarter was 9.6%. The IEPS (Special Tax on Products and Services) was recorded in 1H02. Excluding this item, the EBITDA margin for the first half of the year was 13.1%.

Argentina

The estimated penetration rate for mobile telephony in Argentina was slightly below 18% at the end of June, showing a slight fall from March. In this context, TCP's customer base at the end of the first half of 2002 reached 1,66 million customers, maintaining its market share and its position as the second-largest operator in the country. Although the company continues to focus on higher-value customers, the number of disconnections in 2Q02 fell substantially compared with the previous quarter. Prepaid segment customers represented 68% of the customer base, 4 p.p. more than in June 2001, which limits the risk of bad debt.

During 2Q02, TCP increased its local currency tariffs. In addition, a new line of prepaid cards, was also launched in May, aimed at encouraging customers to recharge in larger amounts. The results of this initiative have so far exceeded expectations.

As regards cost control, the reduction in SACs, which began in 3Q01, continued to decline by over 40% in local currency vs. 1Q02.

Traffic levels in the second quarter of 2002 increased by 3% with respect to the previous quarter, although, logically, they remained 15% lower than in the same period of 2001.

TCP's revenues in local currency for the second quarter remained constant in relation to those for the first quarter, compensating the decline in the customer base with higher traffic volumes. In cumulative terms, operating revenues showed an annual decline of 19% in local currency as a consequence of the smaller customer base, lower interconnection revenues and the fall in outgoing traffic.

Operating expenses fell more than revenues resulting in year-over year improvements in EBITDA, both in absolute terms (+27% vs. 1H01) and in margins (+8 p.p. vs. 1H01). However, in 2Q02 higher costs from the devaluation of the local currency began to have an impact. These, via both the indexing of contracts and the new prices of materials and/or services fixed in foreign currency, caused a slight increase in expenses in relation to 1Q02 and a moderate decline in the EBITDA margin.

Peru

At the end of June 2002, the Peruvian wireless market had 2 million customers, with an estimated penetration rate of 7.6% from 5.7% in June 2001.Telefónica Móviles Perú ended

CELLULAR BUSINESS

June 2002 with a customer base of 1,180,549 (+21% vs. June 2001), registering a year over year increase in the cumulative net add of 25%.

Telefónica Móviles Perú has maintained its market leadership despite the more competitive environment, with an estimated market share of 59% and a stable net add share in relation to the first half of 2001.

Turning to financial results, operating revenues in dollars remained stable in relation to first half of 2001 figures, fuelled primarily by increased interconnection revenues, handset sales and the increase in traffic, especially prepaid, as a consequence of the larger customer base and the launch of prepaid cards in local currency, at the beginning of the year. These factors offset the year over year fall in ARPUs, the result of stiffer competition.

The increase of commercial activity resulted in a slight fall in quarterly EBITDA in absolute terms. The EBITDA margin for the second quarter of 2002 was 33.8%, remaining stable over first quarter and despite the larger number of net adds. In cumulative terms, the EBITDA margin reached 33.1%, 2.1 p.p. higher than in the first half of 2001.

Chile

Telefónica Móvil, a subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, had a customer base of 1.71 million customers at the end of June, year over year growth of 20.8%. Of its total customer base, 76% are prepaid customers.

The improvement in adjusted EBITDA margins should be highlighted as it increased 8.7 p.p. in relation to the second quarter of 2001, standing at 30.7% in the first half (+5.4 p.p. vs. 1H01).

In July, Telefónica Móvil has been awarded two 10Mhz blocks in the 1900 band, which will allow the development of cellular digital technology without spectrum restrictions.

Guatemala & El Salvador

Telefónica Móviles' operators in Guatemala and El Salvador had 355,698 customers at the end of June 2002, 2% less than their customer base at the end of March. This decline is the result of the operators focusing on higher-value customers.

The two operators' first half 2002 operating revenues in euros registered year over year growth of 5.9%. EBITDA continued to improve in the second quarter compared with 2001, with a margin of 20.8% in first half 2002 from a negative margin in previous year.

CELLULAR BUSINESS

TELEFÓNICA MÓVILES GROUP
SELECTED OPERATING DATA

Unadited Figures

	CELLULAR CUSTOMERS		(Thousands)
	June - 2002	% Chg 02/01	Weigthed (1)
T Móviles España	17,624	18.7	16,344
Celular CRT	1,924	20.8	719
TeleSudeste Celular	3,226	18.2	2,500
TeleLeste Celular	885	19.7	228
TCP Argentina	1,662	(10.7)	1,509
T Móviles Perú	1,181	21.3	1,073
TEM El Salvador	226	(5.5)	141
TEM Guatemala	130	(15.8)	81
NewCom Wireless Puerto Rico (2)	188	4.1	-
Telefónica Móviles México	1,281	20.8	1,188
Medi Telecom	1,321	75.0	374
Telefónica Móvil Chile (3)	1,710	20.8	746
Quam	197	-	104
Total Managed	**31,554**	**18.8**	**25,006**

(1) Number of lines weighted for the Telefónica Group's stake in each company.
(2) Managed by TEM.
(3) Managed by TEM and part-owned by the Telefónica Group.

TELEFONICA MÓVILES ESPAÑA
SELECTED OPERATING DATA

Unadited Figures (Thousands)

	January-June		
	2002	2001	% Chg.
Cellular subscribers	17,624	14,853	18.7
Contract	5,802	4,988	16.3
Prepaid	11,822	9,865	19.8
Subscribers net adds in year to date (a)	830	1,184	-29.9
Contract	502	221	127.4
Prepaid	328	963	-66.0
TME Penetration (b)	42.2%	37.1%	5.1 p.p.
Total airtime minutes, in millions (a)	14,997	12,618	19.0
SMS	3,928	2,586	51.9
Employees	4,385	4,089	7.2

(a) January-June accumulated data.
(b) Telefónica Móviles España cellular lines / 100 inhabitants.

CELLULAR BUSINESS

TELEFÓNICA MÓVILES GROUP: PARTICIPATED COMPANIES
SELECTED OPERATING DATA

Unadited Figures (Thousands)

	January-June 2002	2001	% Chg.
Europe and Mediterranean area customers	19,142	15,608	22.6
Contract	5,977	5,035	18.7
Prepaid	13,165	10,573	24.5
Latin America customers (1)	10,514	8,287	26.9
Contract	3,149	3,028	4.0
Prepaid	7,365	5,259	40.0
Total minutes (2)	**20,777**	**17,355**	**19.7**

(1) Includes only Telefónica Móviles participations
(2) January-June accumulated air minutes of the TEM consolidated companies

TELEFÓNICA MÓVILES GROUP
SELECTED FINANCIAL DATA

Unadited Figures (Euros in millions)

	January-June 2002	2001	% Chg.
Telefónica Móviles España			
Operating Revenues	3,217.6	2,671.1	20.5
EBITDA	1,657.5	1,244.9	33.1
EBITDA margin	51.5%	46.6%	4.9 p.p.
Brazilian Companies (1)			
Operating Revenues	694.4	632.0	9.9
EBITDA	273.1	263.6	3.6
EBITDA margin	39.3%	41.7%	(2.4 p.p.)
Telefónica Móviles México			
Operating Revenues	241.1	-	
EBITDA	25.1	-	
EBITDA margin	10.4%	-	
TCP Argentina			
Operating Revenues	108.8	371.2	-70.7
EBITDA	23.6	50.8	-53.6
EBITDA margin	21.7%	13.7%	8 p.p.
Telefónica Móviles Perú			
Operating Revenues	145.2	142.6	1.8
EBITDA	48.1	44.2	8.8
EBITDA margin	33.1%	31.0%	2.1 p.p.
T. Móviles Guatemala and El Salvador			
Operating Revenues	98.8	93.3	5.9
EBITDA	20.5	(0.6)	c.s.
EBITDA margin	20.8%	(0.6%)	21.4 p.p.

(1) TeleSudeste Celular, CRT Celular and TeleLeste

CELLULAR BUSINESS

MOBILE BUSINESS OF TELEFONICA GROUP CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	4,677.1	4,095.5	14.2	2,328.3	2,073.8	12.3
Internal expend capitalized in fixed assets (1)	49.9	55.4	(9.9)	27.1	39.3	(31.0)
Operating expenses	(2,765.8)	(2,458.2)	12.5	(1,318.5)	(1,236.6)	6.6
Other operating income (expense) net	(48.5)	(102.1)	(52.4)	(65.2)	(40.5)	61.0
EBITDA	**1,912.6**	**1,590.6**	**20.2**	**971.7**	**836.1**	**16.2**
Depreciation and amortization	(710.1)	(664.4)	6.9	(349.4)	(340.6)	2.6
Operating profit	**1,202.5**	**926.2**	**29.8**	**622.3**	**495.5**	**25.6**
Profit from associated companies	(65.7)	(70.8)	(7.1)	(32.2)	(40.3)	(20.2)
Financial income (expense) net	(231.6)	(213.6)	8.4	(139.1)	(110.3)	26.0
Amortization of goodwill	(48.5)	(25.9)	86.8	(23.8)	(13.7)	73.6
Extraordinary income (expense) net	(4,910.2)	(35.0)	n.s.	(4,904.7)	13.8	c.s.
Income before taxes	**(4,053.5)**	**580.8**	**c.s.**	**(4,477.5)**	**344.9**	**c.s.**
Income taxes	(341.5)	(260.7)	31.0	(174.1)	(133.6)	30.3
Net income before minority interests	**(4,395.0)**	**320.2**	**c.s.**	**(4,651.6)**	**211.3**	**c.s.**
Minority interests	52.5	40.8	28.7	28.4	11.0	157.9
Net income	**(4,342.5)**	**360.9**	**c.s.**	**(4,623.2)**	**222.3**	**c.s.**

(1) Including works in process.

TELEFÓNICA MÓVILES GROUP CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Var.	2002	2001	% Chg.
Operating revenues	4,515.7	3,933.9	14.8	2,254.1	1,994.6	13.0
Internal expend capitalized in fixed assets (1)	49.9	55.4	(9.9)	27.1	39.3	(31.0)
Operating expenses	(2,657.1)	(2,344.1)	13.4	(1,271.3)	(1,194.1)	6.5
Other operating income (expense) net	(44.1)	(93.6)	(52.9)	(62.2)	(39.3)	58.0
EBITDA	**1,864.4**	**1,551.6**	**20.2**	**947.7**	**800.4**	**18.4**
Depreciation and amortization	(673.3)	(628.1)	7.2	(332.5)	(323.2)	2.9
Operating profit	**1,191.1**	**923.4**	**29.0**	**615.3**	**477.2**	**28.9**
Profit from associated companies	(65.7)	(70.8)	(7.1)	(32.2)	(40.3)	(20.2)
Financial income (expense) net	(205.2)	(185.1)	10.9	(127.3)	(100.1)	27.1
Amortization of goodwill	(40.8)	(16.1)	153.3	(20.2)	(8.8)	128.7
Extraordinary income (expense) net	(4,909.2)	(27.6)	n.s.	(4,904.5)	20.1	c.s.
Income before taxes	**(4,029.8)**	**623.9**	**c.s.**	**(4,469.0)**	**348.0**	**c.s.**
Income taxes	(343.9)	(262.8)	30.9	(175.0)	(132.0)	32.6
Net income before minority interests	**(4,373.7)**	**361.1**	**c.s.**	**(4,644.0)**	**216.0**	**c.s.**
Minority interests	40.5	17.7	128.6	24.1	8.3	189.4
Net income	**(4,333.3)**	**378.8**	**c.s.**	**(4,619.9)**	**224.4**	**c.s.**

(1) Including works in process.

DATA BUSINESS

TELEFÓNICA DATA GROUP

In line with the strategic objectives set during the first quarter of 2002 for the rest of the fiscal year, Grupo Telefónica Data has shown progress in its operating efficiency and focus on the provision of high Value-Added Solutions for large corporations, following a strict investment control policy.

Telefónica Data Group's results in the first half of 2002 were influenced by a highly competitive environment, with continuous downward pressure on prices and by many companies' containment of their investments in telecommunications, as well as the crisis scenario in Latin America and its impact on the performance of their currencies' exchange rates against the US dollar.

These results are also reflecting the consolidation of ETI (Telefónica Data's affiliate in Austria) under the equity method up to the date of its sale in the second quarter of 2002.

During the first half of the fiscal year 2002, Telefónica Data Group's operating revenues reached 911.3 million euros, 1% below the revenues for the same period last year. The change in revenues in this period was strongly affected by the change in exchange rates in Latin America. Without this effect, revenues would have grown by 6%.

Thus, in line with our forecasts, EBITDA improved significantly, growing by 99% over the first half of 2001, exceeding 44.1 million euros, with an EBITDA margin of 4.8%, doubling the figure of the same period last year and improving by 1 percentage point the cumulative EBITDA for the first quarter of 2002.

Notably, Telefónica Data España saw positive change in operations which, in a highly competitive environment, managed to increase its revenues and improve the profitability of its operations.

In Latin American countries (Argentina, Brazil, Chile, and Peru), despite the unfavourable evolution in exchange rates, significant advances were made in expense containment and their overall EBITDA doubled the figure obtained during the first six months of 2001.

The change in Telefónica Data Group's revenues is supported by its quality and services breakdown. Revenues are derived mainly from end customers and have increased the relative weight of services which tend to meet the communications needs of its customers in an ever more integrated solution, thus obtaining a higher level of customer loyalty. The increase in revenues from Hosting services (25% higher than that obtained in the first half of 2001) is also noteworthy. In this regard, during the second quarter a new business line, called Soluciones has been created from the integration of systems and consulting activities, initially comprised of Telefónica Systems in Spain.

In order to reinforce the management and operating capacity of the Internet Data Centers in Spain, in May 2002, Telefónica Data España signed an agreement with IBM through which new Telefónica Data customers will be able to enjoy IBM's experience in the field of Value-Added Applications over Telefónica's Broadband infrastructure.

In June 2002, Telefónica Data signed an agreement with SAVIA Amadeus, the leading electronic airline ticketing company in Spain, to upgrade its network using Broadband services. This feature will give more stability and security to the connections of more than 19,000 Amadeus system users.

DATA BUSINESS

Cumulative investments in these six months of 81 million euros, have fallen by 59% from those made in the same period last year. Investments were geographically concentrated in the expansion in Brazil (outside the state of Sao Paulo) and categorically concentrated in end-customer equipment.

BUSINESS PERFORMANCE BREAKDOWN BY AREA

During the first half of 2002, Spain has contributed the most to sales, with approximately 40% of total revenues.

INCUMBENT MARKETS

Due to the new organizational structure of Telefónica Data (concentration of systems and consulting activities in the Solutions Business Line), Spain's financial results are comparable on a pro-forma basis with those of the same period in 2001 without including the results achieved by Telefónica Sistemas in Spain.

In Spain during the first six months of fiscal year 2002, operating revenues reached 375.4 million euros, 5% greater than those for the same period last year. Without including the nonrecurring results of the ISP business in the first half of the year, which were transferred to Telefónica de España during the last quarter, growth would have been higher than 11%.

With respect to the distribution of revenues at the parent company, the growth in international services (47%) and Hosting (81%) must be noted. Thus, at June 2002, 64% of revenues pertained to Virtual Private Networks (VPN's), 14% to Internet Access, 10% to Internet Traffic, 5% to revenues from international services, 5% to Hosting services and 2% to other services. As a whole, Data and Internet services represented 88% of total revenues.

EBITDA reached 81.1 million euros during the first half of 2002, with an EBITDA margin of 21.6% versus the 77.7 million euros for the same period in the previous fiscal year. The important cost containment effort that has been implemented has resulted in an improvement of 4% in EBITDA over the first half of 2001 and almost 2 percentage points in the EBITDA margin over the first quarter of 2002. This improvement has occurred despite the effect of the existence of nonrecurring results in 2001 as well as increased costs derived from transferring the new service development activity from Telefónica Datacorp to Telefónica Data España, not having taken into consideration the results of Telefónica Sistemas (now included in the Solutions area).

In Latin America, during the first half of 2002, operations in Argentina, Brazil, Chile, and Peru have taken place within an environment of economic contraction.

At June 2002, revenues from those countries measured 184 million euros, representing a decrease of 9% with respect to the same period in 2001, caused mainly by the fall in revenues from Argentina. These revenues would have grown by 19% if we were to exclude the effect of the exchange rate in Argentina and by 26% excluding the overall exchange rate effect of the four countries in Latin America.

EBITDA in Latin America rose to 20.8 million euros, improving its margin over revenues from 4.4% to 11.3%.

DATA BUSINESS

In the region it is worth mentioning the increase of revenues in Brazil, having reached 85 million euros, 56% greater than the same period last year (77% in local currency terms) whereas the EBITDA margin improved by 11 percentage points, reaching a margin of 9% during the first six months of 2002, 3 percentage points greater than in the first quarter of 2002. For the most part, this change has due to the growth in data and Internet services.

EXPANDING MARKETS

In Germany and the United Kingdom (mediaWays Group) revenues reached 206.3 million euros, 11% lower than the same period last fiscal year, due primarily to the reduced revenues in Germany from price cuts for services and lower traffic handled over narrowband. Also in the first half of 2001, nonrecurring revenues were earned in the amount of 44 million euros, partially offset in this fiscal year by greater revenues, close to 30 million euros, coming from the U.K. affiliate.

In the first half of 2002, EBITDA for mediaWays Group reached 10 million euros, with a margin over revenues of 4.8%, 46% below EBITDA for the first half of 2001. This reduction is the result of the higher expenses derived from the launch of DSL service offerings.

Revenues in Italy in the first half of 2002 amounted to 89.4 million euros, 61% greater than those of the same period in 2001, as a result of the full range of products and services offered throughout the country.

In the first half of 2002, EBITDA was negative 21.6 million euros, similar to that obtained in the same period of the prior year because of continued significant operating expenses to achieve national coverage in services and to develop DSL-based broadband services.

With respect to countries in the Americas, Telefónica Data is operating as a new entrant in Colombia, Mexico, and Puerto Rico markets, and is making a presence in Miami (USA). Cumulative revenues derived from those countries at the first half of 2002 reached 24.4 million euros, an increase of 62% over the 15 million euros obtained during the same period in 2001.

EBITDA in the first half of 2002 was negative 20.2 million euros. In the same period in 2001, with operating activity practically absent from the USA and at a very low level in Mexico, EBITDA was negative 11.8 million euros. These results are due to the fact that operations in those markets were still in the development phase.

INTERNATIONAL NETWORK

During the first half of fiscal year 2002, revenues from International Network reached 42.9 million euros, for a growth rate of 38% with respect to the same six-month period in 2001. EBITDA in the first half of 2002 was negative 11.5 million euros, for a 25% improvement versus the negative figure of 15.3 million euros in the first half of 2001.

DATA BUSINESS

TELEFÓNICA DATA GROUP
CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	911.3	922.6	(1.2)	454.5	516.3	(12.0)
Internal expend capitalized in fixed assets (1)	6.3	10.3	(38.7)	2.8	1.2	128.0
Operating expenses	(860.7)	(909.2)	(5.3)	(423.8)	(500.5)	(15.3)
Other operating income (expense) net	(12.8)	(1.5)	747.0	(6.3)	(2.1)	200.6
EBITDA	**44.1**	**22.2**	**98.9**	**27.2**	**14.9**	**82.1**
Depreciation and amortization	(110.2)	(85.4)	29.1	(55.6)	(45.6)	21.9
Operating profit	**(66.1)**	**(63.2)**	**4.6**	**(28.5)**	**(30.7)**	**(7.3)**
Profit from associated companies	(14.4)	(0.8)	n.s.	(9.2)	(0.7)	n.s.
Financial income (expense) net	(47.6)	(23.4)	102.9	(23.1)	(16.5)	39.5
Amortization of goodwill	(45.0)	(40.7)	10.5	(24.8)	(20.3)	22.2
Extraordinary income (expense) net	(708.2)	(0.6)	n.s.	(703.0)	2.9	c.s.
Income before taxes	**(881.2)**	**(128.8)**	**584.0**	**(788.5)**	**(65.3)**	**n.s.**
Income taxes	80.3	(3.1)	c.s.	46.7	5.2	794.0
Net income before minority interests	**(801.0)**	**(132.0)**	**507.0**	**(741.8)**	**(60.1)**	**n.s.**
Minority interests	37.9	27.9	36.0	22.2	16.5	34.8
Net income	**(763.0)**	**(104.1)**	**633.3**	**(719.5)**	**(43.6)**	**n.s.**

(1) Including works in process.

MEDIA BUSINESS

ADMIRA MEDIA GROUP

In line with the message delivered at the 2nd Investors Conference in Seville, on May 30, 2002, the Board of Directors of Admira Media Group decided to start a procedure to split the company into two parts, the first of which will keep the Admira name and the second of which will be called Telefónica Contenidos.

Furthermore, the new Admira will include the shareholdings in Antena 3, Onda Cero, the Atco group in Argentina comprised of Telefé and Radio Continental, and the shareholdings in the Pearson Group, thus comprising a solid, profitable, growth-driven, and market-oriented Hispanic broadcast media group.

Furthermore, Telefónica Contenidos will include the interests in Endemol, Vía Digital, and the remainder of assets not included in the new Admira. The objective of this new group is to lead the convergence of content and multiplatform applications in the Telefónica Group.

An analysis of Admira Media Group's consolidated results of the first half of 2002 will need to consider to the same corporate structure as during the first quarter of 2002, taking into account the following relevant events:

- The general economic slowdown has influenced a reduction in advertising investment, which is a variable very sensitive to changes in major macroeconomic indicators. Likewise, the main macroeconomic variables in Argentina continue not to show signs of improvement, which has had a strong impact on Admira Media Group's investments in that country.

- In April 2002, the sale of 4.11% of Admira Media's interest in Hispasat (consolidated using the equity method) was closed, generating capital gains of 26.1 million euros. As of this date changing Admira´s stake in the company is to 13.23%.

- In Argentina on July 4, 2002, Azul TV was sold to the H.F.S. MEDIA S.A. Group. The sale of Azul Televisión occurred pursuant to the regulations in effect in Argentina that prohibited a single business grouping from having a presence in more than one television channel.-

- As was already announced in the first quarter of 2002, the sale of Admira Media's interests in the Uniprex Group (Onda Cero Radio and Radio Voz) to Antena 3 Televisión has meant a change in the Group's consolidation perimeter starting in January 2002.

Another relevant aspect of the period has been the announcement of the merger of Admira Group's and Sogecable's digital platforms, which is currently awaiting decision from the appropriate authorities.

In the first half of the fiscal year, Admira Media Group had revenues of 478.7 million euros, 30% less than those in the same period of the prior fiscal year. The reason for this negative change is due principally to ATCO in Argentina (88 million euros less than in 2001), due to the crisis that is affecting that country; Endemol (77 million euros less than the prior fiscal year), due to the contraction in the principal European markets where it operates, and to the change in the consolidation criteria of Onda Cero Radio (a 35 million euros impact on consolidated revenues).

MEDIA BUSINESS

Despite the adverse economic environment, the Group has managed to maintain a positive EBITDA of 60.7 million euros, 12% less than that of the same period in 2001, which has been achieved thanks to a policy of strong cost savings. This policy has allowed the Group to adapt to the new situation and to absorb part of the sales reduction having fallen the operating expenses by 31.2% from the same period in the prior year. The net result is negative -305.6 million euros, especially weighed down with extraordinary negative results of 192.3 million euros, the majority from the sale of Azul TV, which led to the recording of extraordinary losses of 161 million euros. In addition to the above, the contribution of Admira's subsidiaries to its net results, consolidated under the equity method, were affected in the period by the recognition of losses from fiscal year 2001 published by the Pearson Group and losses recorded by Antena 3 Group.

The 45.4 million euros in investments made over the six-month period are 55% less than those of the same period in the prior fiscal year. The greatest reductions have occurred in Argentina and in Vía Digital, in order to limit Admira Group's cash requirements.

CONTENT BUSINESS

ENDEMOL

Endemol recorded consolidated revenues of 373 million euros during the first half of 2002, 17% below the same period last year, This is due to the negative trend in some of its traditional markets, especially the Netherlands, which caused its main customers to adopt policies replacing outsourced production with in-house production and, therefore, exerting downward pressure on prices. With considerable success, the company is transferring this slowdown in revenues to control operating costs. Therefore, it was able to show EBITDA margin of 18.5%, 1.8 percentage points lower than that obtained last year.

At the same time, Endemol continues to bet on new markets for its products, such as the United States. This bet extends to the planned expansion in Latin America, where it continues to develop companies together with TV Globo in Brazil and Televisa in Mexico.

BROADCAST TELEVISION AND RADIO BUSINESS

ANTENA 3

The television advertising market continues without recovering to last year's levels despite a slight improvement in the second quarter of the year. The forecasts for the second half are optimistic, but in any case, a decrease of around 4% is expected with respect to 2001. In addition, the change in the TVE network's commercial policy must be mentioned, which has continued, first of all, its aggressive rate policy (which has caused a fall in advertising prices) and, second, increasing the time allocated to advertising.

Antena 3 continues to be the most viewed channel after TVE-1 with a 20.9% cumulative viewer share during the first half of the year, thus improving its position over the same period in 2001, and over the first quarter of 2002. Its immediate competitor, Tele 5, has seen its viewer share fall to 19.7% in the first half of 2002, from 20.3% in the same period in 2001.

The good performance achieved in audience terms has been obtained in part thanks to excellent results of the World Cup football championship in Japan and Korea.

MEDIA BUSINESS

The aforementioned aspects are reflected in cumulative revenues at June 2002, which has risen to 278.3 million euros, which implies a decrease of 3% from the same period in 2001. EBITDA, on the other hand, has deteriorated by 87% to 10.3 million euros. The reduction in EBITDA is fundamentally due to the financial impact of purchasing the broadcast rights to the World Cup.

It should be noted that the acquisition of Onda Cero Radio by Antena 3 Televisión continues on course, having already been approved by Antena 3's Board of Directors and the General Meeting of Shareholders.

During the first half of 2002, Onda Cero increased its revenues by 11.4% over the same period in 2001, to 38.7 million euros, due principally to a 7.5% increase in advertising revenues (continuing the trend started in the first quarter of 2002, thanks to the good performance of advertising in local radio stations), and despite the contraction of the advertising market in general. This has translated into a 55% fall in negative EBITDA, which showed a loss of 1.7 million euros.

In the second phase of the 2002 Estudio General de Medios Survey, Onda Cero showed an audience share of 19.5%, and it continues to be the second option in radio broadcasting market in Spain, with some 456,000 more listeners than the closest competitor.

ATCO

The worsening crisis in Argentina seriously affected Telefé's business for the first half of 2002. This has had material repercussions on the broadcast television advertising market, which at June 2002 showed a 53% decrease from the same period in 2001.

All this has translated into a significant decrease in revenues and a deterioration in EBITDA during the first half with respect to the same period of 2001. In local currency terms, revenues reached 58.4 million pesos in 2002, which implies into a 42% fall with respect to the same period of 2001. For its part, negative EBITDA reached 26.1 million pesos, compared to the positive 0.2 million pesos in the prior fiscal year.

In audience terms, Telefé has lost the leadership position it enjoyed in the first half of 2001 (41.1%) and it has attained in the first half 2002 period a 30.8% audience share, due fundamentally to problems with renewing its programming. Consequently, Telefé's cumulative advertising market share went from 42.9% in the first half of 2001 to 33.5% in the first half of 2002. However this is not having as negative an effect as expected on the gross margin, due precisely to the recession in advertising investment itself and to the savings on programming costs that are being obtained.

PAY TV AND DISTRIBUTION BUSINESS

Vía Digital

During the first half of the year Vía Digital continued developing its strategy based on adopting measures to improve the quality of its current customer portfolio and improve the efficiency of its operations. The current customer base is 810,958 subscribers, indicating a year over year increase of 14.2%.

The effect of this strategy on Vía Digital's accounts is a 55.3% increase in revenues to 205.1 million euros over the same period in the prior fiscal year. At the same time, the

MEDIA BUSINESS

company's EBITDA showed a 15.7% improvement, to finish with a loss of 122.8 million euros, this effect is derived from the increase in revenues and the expense reduction policy.

Last May 9, Sogecable and Telefónica reached an agreement to integrate their digital platforms through an increase in Sogecable's capital destined for Via Digital's shareholders. The integration falls within the rationalization framework of pay TV and the content industry that is currently underway in Europe and is subject to ratification of the agreement by the appropriate authorities.

ADMIRA MEDIA GROUP
CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	478.7	683.6	(30.0)	260.9	400.0	(34.8)
Internal expend capitalized in fixed assets (1)	0.3	0.6	(45.5)	0.1	0.5	(86.5)
Operating expenses	(424.1)	(616.7)	(31.2)	(210.8)	(343.3)	(38.6)
Other operating income (expense) net	5.7	1.7	242.2	3.8	1.5	149.4
EBITDA	**60.7**	**69.2**	**(12.3)**	**53.9**	**58.7**	**(8.2)**
Depreciation and amortization	(34.1)	(39.5)	(13.8)	(18.3)	(22.3)	(18.0)
Operating profit	**26.6**	**29.6**	**(10.2)**	**35.6**	**36.4**	**(2.1)**
Profit from associated companies	(116.4)	(56.9)	104.4	(51.2)	(26.5)	92.9
Antena 3TV	(9.3)	21.5	c.s.	(9.2)	13.1	c.s.
Via Digital	(66.6)	(68.7)	(3.1)	(35.2)	(35.5)	(0.9)
Others	(40.5)	(9.7)	316.0	(6.8)	(4.1)	64.7
Financial income (expense) net	(74.6)	(48.9)	52.6	(37.5)	(27.7)	35.6
Amortization of goodwill	(45.5)	(63.6)	(28.6)	(23.4)	(33.6)	(30.6)
Extraordinary income (expense) net	(192.3)	(42.7)	350.6	(148.9)	(40.1)	271.4
Income before taxes	**(402.1)**	**(182.5)**	**120.4**	**(225.3)**	**(91.5)**	**146.2**
Income taxes	97.9	16.2	505.8	53.6	(5.5)	c.s.
Net income before minority interests	**(304.2)**	**(166.3)**	**82.9**	**(171.7)**	**(97.1)**	**77.0**
Minority interests	(1.4)	9.9	c.s.	0.4	3.8	(88.2)
Net income	**(305.6)**	**(156.5)**	**95.3**	**(171.3)**	**(93.2)**	**83.7**

(1) Including works in process.
Note: In June 2002, Onda Cero was consolidated within Antena 3.

INTERNET BUSINESS

TERRA LYCOS GROUP

The results for the second quarter of fiscal year 2002 continued to suffer from the weakness in the international macroeconomic situation, with few signs of improvement in the different areas where Terra Lycos operates. Added to uncertainty about the consolidation of the recovery in the U.S. market, from its timid beginnings in the first quarter, there is the instability in Latin America, with its impact on exchange rate volatility. Media business, due to its dependence on the advertising market, is the most affected.

In this still-difficult operating environment, Terra Lycos obtained revenues in the second quarter of 161.0 million euros, a figure equivalent to the revenues recorded in the first quarter of 2002, obtaining negative EBITDA of -37.9 million euros.

From the operating standpoint, Terra Lycos continues to actively implement its OBP (Open, Basic, Premium) model, slowly reducing its dependence on the advertising market and increasing the stability of the revenue base by increasing recurring revenues.

The implementation of the OBP model is reflected both in the evolution of the pay customer base and in the launch of new pay products and services.

In customer terms, Terra Lycos ended the quarter with more than 900,000 pay customers from portal subscription services and the sale of communications services, which translated into an increase of 420,000 new subscribers in the quarter, 67% more than in the preceding quarter.

Those customers represented 9% of revenues for the quarter, compared to a 6% in 2001.

The total figure of pay customers, including access pay subscribers, reached 2.3 million, indicating a 22% increase with respect to the preceding quarter. Of these, 301,000 are ADSL customers and 1.05 million are pay dial-up customers. With respect to the same quarter last year, Terra Lycos' pay customer figure increased by 900,000, or 79%.

Including free access, total customer base reached 5 million at the end of the period. This figure, similar to that of 1Q02, is affected by discontinuing free access service in Mexico during the quarter, which translated into a loss of 300,000 subscribers.

With respect to new products, pay products and services have been launched in the United States such as Domain Registration Services (the user can register domains directly for $34.95 per year), Lycos mail Plus (a premium service that includes differentiating features with respect to the basic product for $19.95 per year), and Lycos Music (a digital music subscription service starting at $4.95 per month). In Spain and Latin America, the range of Internet access packages, communications, and content services such as the virtual hard disk which is now offered under the flat rate in Spain, or the email protection services (antivirus and antispam) on offer in Brazil, continued to improve.

The average audience, measured by number of pages viewed, reached 416 million per day, which translates into a 10% decline with respect to the prior quarter, fundamentally due to the fact that Terra Lycos is focusing on generating pay audiences. Furthermore, the unique users figure for the entire Group was 116 million in June.

INTERNET BUSINESS

From the financial standpoint, revenues for the six-month period reached 320.5 million euros, recording a year over year fall of 10%.

Access revenues for the period attained a year over year growth of 12% (+17% in constant currency), and represented 42% of total sales. Media revenues, continued to be affected by the advertising market crisis in the United States, showing a 13% reduction with respect to the same period a year.ago Media revenues represent 58% of total sales.

From the geographic standpoint, 58% of revenues are generated in Spain and Latin America, principally in Brazil and Mexico, while the other 42% comes from the United States.

Terra Lycos has continued to adapt its cost structure to the current operating environment, reducing the fixed operating costs base by 27% year on year (85 million euros), as a result of rationalizing marketing efforts, restructuring of personnel, and the reducing cost of content by renegotiating contracts.

As a result, EBITDA reached -73.1 million euros in the six-month period, which translates into a 70.8 million euros improvement versus the January-June 2001 figure.

TERRA LYCOS GROUP
SELECTED OPERATING DATA

Unadited Figures

	June-2002	June-2001	% Chg.
Total Subscribers (million)	5.0	4.3	16.3
Access Subscribers (million)	4.1	4.3	(4.7)
% Pay	34%	30%	13.3
% Free	66%	70%	(5.7)
ADSL (thousand)	309	133	132.3
Spain	126	79	59.5
Latam	183	54	238.9
Comm. Services+Portal Subscribers (million)	0.9	n.s.	
Total Pay Subscribers (million)	2.3	1.3	79.0
Access	1.3	1.3	0.0
Communication Services+Portal	0.9	n.s.	
Average daily page views (million)	416	460	(10.0)
Unique users (million)	116	103	12.6

INTERNET BUSINESS

TERRA LYCOS GROUP
CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	320.5	356.6	(10.1)	161.0	179.4	(10.3)
Internal expend capitalized in fixed assets (1)	0.6	0.3	103.5	0.3	0.2	48.6
Operating expenses	(392.7)	(502.0)	(21.8)	(191.8)	(255.3)	(24.9)
Other operating income (expense) net	(13.2)	(10.6)	24.8	(7.8)	(3.3)	135.9
EBITDA	**(84.8)**	**(155.6)**	**(45.5)**	**(37.9)**	**(78.9)**	**(51.9)**
Depreciation and amortization	(76.6)	(73.7)	3.9	(36.2)	(35.3)	2.8
Operating profit	**(161.4)**	**(229.3)**	**(29.6)**	**(74.2)**	**(114.2)**	**(35.0)**
Profit from associated companies	(39.1)	(126.3)	(69.1)	(18.1)	(13.8)	30.8
Financial income (expense) net	33.7	68.9	(51.1)	19.3	38.9	(50.5)
Amortization of goodwill	(128.9)	(271.0)	(52.4)	(63.2)	(143.4)	(55.9)
Extraordinary income (expense) net	(2.9)	(6.7)	(56.1)	(1.6)	(72.2)	(97.8)
Income before taxes	**(298.6)**	**(564.4)**	**(47.1)**	**(137.8)**	**(304.7)**	**(54.8)**
Income taxes	62.3	173.3	(64.1)	32.2	87.8	(63.3)
Net income before minority interests	**(236.3)**	**(391.1)**	**(39.6)**	**(105.5)**	**(216.9)**	**(51.3)**
Minority interests	2.8	0.7	303.2	2.2	0.9	143.5
Net income	**(233.5)**	**(390.4)**	**(40.2)**	**(103.3)**	**(216.0)**	**(52.2)**

(1) Including works in process.

DIRECTORIES BUSINESS

TELEFÓNICA'S DIRECTORIES BUSINESS

During the first half of 2002, Grupo TPI experienced significant growth in revenues, EBITDA and net revenues. Revenues grew by 25.0% to reach 191.0 million euros, EBITDA reached 30.5 million euros (+153.1%) and the net income improved by 69.3% to reach a total of 13.1 million euros. These good results are due fundamentally to:

- The good performance of TPI Spain, whose revenues grew by 10.9% to reach 125.6 million euros.
- Since the beginning of the year, the inclusion for this fiscal year of TPI Perú in the Group's consolidated accounts, with a contribution of 31.7 million euros to revenues, and 9.1 million euros to EBITDA in the first half of the year.
- The publication of the second edition printed of GuiaMais in the capital of Sao Paulo during the second quarter of the year, with an organic growth rate of 1.1% in local currency terms, and a major clean-up of the customer base whose effect has been a significant improvement in bad debt levels.
- The increase in Publiguías' margin as a result of the new contract signed with the operator Telefónica CTC Chile.

It is important to recall yet again the seasonal nature of revenues, due to the accounting criteria in place once each guide was actually published, which makes it impossible to compare quarterly results because they are neither comparable nor can they be extrapolated at the end of the year.

The sustained growth across business lines maintains guidance provided during the first quarter, when considering exchange rates as of the first half. Should exchange rates average at the same current levels [2], EBITDA guidance will be valid, and yet revenues guidance could be affected.

Spain contributes 66.6% of the Group's revenues. Its contribution to consolidated EBITDA measures 36.7 million euros. Revenues grew by 10.9% to 125.6 million euros, due fundamentally to the publication of 7 more White Pages phone books and to the different Yellow Pages publication schedule. Moreover, the organic growth of these revenues was 5.3% for the Yellow Pages and 9.5% for the White Pages. Furthermore, the good performance of the Internet product is noteworthy, whose revenues grew by 44.1% with respect to the first half of last year.

Latin America represents the remaining 33.4% of revenues and contributed to the Group a negative EBITDA of -6.1 million euros, compared to negative EBITDA of -20.6 million euros for the first half of 2001.

[2] Exchange rates as of July 23th 2002

DIRECTORIES BUSINESS

TPI GROUP - YELLOW PAGES
OPERATING FIGURES IN SPAIN

Unadited Figures

	June		
	2002	2001	% Chg.
Books Published			
Yellow Pages	29	25	16.0
White Pages	24	17	41.2
(Euro million)			
Revenue Breakdown			
Advertising	118.3	108.2	9.4
Publishing	105.1	98.7	6.4
Yellow Pages	85.4	86.7	(1.6)
White Pages	19.6	11.9	65.6
Internet	11.4	7.9	44.1
Operator Assisted Yellow Pages	1.8	1.6	16.7
Operator	5.7	3.4	68.9
Other	1.6	1.7	(6.0)

TPI GROUP - YELLOW PAGES
CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	191.0	152.8	25.0	128.1	128.2	-0.1
Operating expenses	(160.5)	(140.7)	14.1	(105.2)	(107.1)	-1.8
EBITDA	**30.5**	**12.0**	**153.1**	**22.9**	**21.1**	**8.7**
Depreciation and amortization	(14.2)	(8.1)	75.2	(7.3)	(4.3)	68.8
Operating profit	**16.2**	**3.9**	**314.6**	**15.6**	**16.8**	**-6.9**
Profit from associated companies	(0.7)	(0.5)	56.1	(0.4)	(0.3)	46.4
Financial income (expense) net	(5.8)	(5.7)	2.0	(3.4)	(3.7)	-8.8
Amortization of goodwill	(1.5)	(1.1)	41.5	(0.8)	(0.6)	40.0
Consolidation adjustments	0.7	0.0	n.s.	0.4	0.0	n.s.
Extraordinary income (expense) net	(0.2)	0.8	c.s.	(0.3)	0.7	c.s.
Income before taxes	**8.7**	**(2.5)**	**c.s.**	**11.2**	**12.9**	**-13.0**
Income taxes	(8.1)	1.5	c.s.	(9.8)	(3.9)	151.7
Net income before minority interests	**0.6**	**(1.1)**	**c.s.**	**1.4**	**9.0**	**-84.3**
Minority interests	12.6	8.8	42.5	9.3	6.5	41.8
Net income	**13.1**	**7.8**	**69.3**	**10.7**	**15.5**	**-31.3**

DIRECTORIES BUSINESS

TELEFONICA'S DIRECTORIES BUSINESS CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	196.7	192.8	2.0	128.7	141.2	(8.9)
Internal expend capitalized in fixed assets (1)	0.0	0.3	n.s.	0.0	1.1	n.s.
Operating expenses	(152.4)	(172.8)	(11.8)	(96.2)	(115.9)	(17.0)
Other operating income (expense) net	(13.7)	(11.1)	23.8	(8.9)	(6.3)	41.3
EBITDA	**30.6**	**9.2**	**230.7**	**23.6**	**20.2**	**17.2**
Depreciation and amortization	(15.2)	(9.9)	54.0	(7.8)	(4.5)	71.9
Operating profit	**15.3**	**(0.6)**	**c.s.**	**15.9**	**15.7**	**1.4**
Profit from associated companies	(0.7)	(0.2)	217.9	(0.4)	(0.1)	651.3
Financial income (expense) net	(4.9)	(8.5)	(42.2)	1.5	(2.6)	c.s.
Amortization of goodwill	(0.8)	(1.1)	(23.5)	(0.4)	(0.5)	(33.6)
Extraordinary income (expense) net	(0.5)	2.0	(125.2)	(0.5)	2.0	c.s.
Income before taxes	**8.4**	**(8.4)**	**c.s.**	**16.1**	**14.5**	**11.3**
Income taxes	(8.1)	0.8	c.s.	(9.8)	(4.1)	140.2
Net income before minority interests	**0.3**	**(7.6)**	**c.s.**	**6.3**	**10.4**	**(39.1)**
Minority interests	12.6	9.3	35.2	9.3	6.6	40.2
Net income	**12.9**	**1.7**	**650.7**	**15.6**	**17.0**	**(8.3)**

(1) Including works in process.

Note: Includes all directory businesses of Telefónica Group from January 1, 2001

CALL CENTER BUSINESS

ATENTO

With respect to Atento's financial results, operating revenues in the first six months reached 312,0 million euros, which translates to a year over year decrease of 1.6%, this results were fundamentally affected by the depreciation in Latin American currencies. If the exchange rate effect were eliminated, revenues would have shown positive growth (around 7%), due to the increase over June 2002 in the contribution of customers outside the Group. These customers have been increasing since last year, due to the contribution of countries that started operations in 2001 (Japan, Venezuela, Mexico). During this fiscal year, the entry of BBVA was significant, leading to the establishment of a four-year contract for banking operations.

With respect to the diversity of external customers, of special interest is the increase in the financial sector, which occurred at the end of June 2002 (23% vs. 15% for June 2001). The increase took place after the consolidation of operations with BBVA upon the signing of long-term contracts in Mexico and Venezuela. This consolidation is principally joined to the growth of operations with Unibanco, Redecard and Losango in Brazil. Nevertheless, the telecommunications sector continues to be the main contributor (around 65%), as it joins the list of companies already providing services up to March 2002 such as, for example, AT&T, NTT, Avantel, Intelig others such as Cable & Wireless in Japan, Smartcom and VTR in Chile, Vesper in Brazil, as well as the return of Centennial in Puerto Rico.

Average monthly revenue per occupied position reached 2,537 euros in the quarter compared to the 2,548 euros in the first quarter, 0.4% lower as a result of the increase in the number of occupied positions.

Operating expenses in the first half of the year reached 292.0 million euros, which translates into 0.3% more than the same period in the prior year. This behaviour is due to the 6.4% year over year increase in personnel expenses stemming from the 8% salary increase agreement in Spain, and the provisions made in Brazil because of an increase of 6%. These were partially offset by the reduction in external services and supplies, which fell by 13.1% and 12.9%, respectively.

As a result of the above, in the first half EBITDA totalled 16.1 million euros, which translates into a 37.2% decrease from the first half of 2001. The EBITDA margin finished at 5.2%, or 2.9 percentage points less than at June 2001 and 1.4 percentage points less than that obtained in March 2001.

At the operations level, Atento had 28,037 positions in place during the first half of the year. This compares to the 28,238 existing at March 31, 2002 and the 28,628 units at the end of June 2001. This reduction is caused by the current focus on making installed capacity more profitable and on increasing usage levels, which led to the closure of Atento operations in Italy, Uruguay, and one of the three call centers in Argentina, as well as a capacity reduction at other centers, such as, for example, Birman in Brazil.

The aforementioned number of positions were serviced by 47,575 employees at the end of the first half, 2,099 employees more than at March 2002 and 506 more than at June 2001. The occupancy level was 83% in June, 6 percentage points above that at the end of March 2002 due for the most part to the increase in units used in Brazil, Chile, Spain and Mexico.

With respect to the different types of services provided, traditional information and service services, together with telesales, accounted for more than 90% of revenues.

CALL CENTER BUSINESS

Telecollections have increased in importance (above all in Argentina, Chile and Central America, around 5%). Value-added and consulting services accounted for an average of 5.3% in the January-June period versus 4.5% in the prior quarter.

Finally, cumulative CAPEX at June increased to 11.1 million euros, 82% lower than that recorded in the same period during the prior year as a result of the consolidation of existing operations.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT

Unadited Figures (Euros in millions)

	January-June			April-June		
	2002	2001	% Chg.	2002	2001	% Chg.
Operating revenues	312.0	317.0	(1.6)	155.6	163.5	(4.8)
Internal expend capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(292.0)	(291.1)	0.3	(146.1)	(149.0)	(2.0)
Other operating income (expense) net	(4.0)	(0.3)	n.s.	(3.9)	(0.3)	n.s.
EBITDA	**16.1**	**25.6**	**(37.2)**	**5.7**	**14.2**	**(60.1)**
Depreciation and amortization	(43.9)	(36.4)	20.9	(20.6)	(20.2)	2.0
Operating profit	**(27.9)**	**(10.8)**	**158.3**	**(14.9)**	**(6.0)**	**149.0**
Profit from associated companies	0.0	0.0	n.s.	0.0	0.0	n.s.
Financial income (expense) net	(45.7)	(28.1)	62.6	(28.4)	(13.7)	107.2
Amortization of goodwill	(4.4)	(4.2)	3.6	(2.1)	(2.1)	2.1
Extraordinary income (expense) net	(2.9)	(0.8)	260.8	(1.7)	1.3	c.s.
Income before taxes	**(80.7)**	**(43.9)**	**84.1**	(47.2)	**(20.5)**	**130.6**
Income taxes	13.9	6.4	115.7	7.9	2.6	199.2
Net income before minority interests	**(66.9)**	**(37.4)**	**78.6**	**(39.3)**	**(17.8)**	**120.5**
Minority interests	0.7	1.0	(34.1)	0.3	0.6	(55.9)
Net income	**(66.2)**	**(36.4)**	**81.9**	**(39.0)**	**(17.2)**	**126.8**

BROADBAND CAPACITY MANAGEMENT BUSINESS

EMERGIA

As occurred in the first quarter of the fiscal year, Emergia's financial results in the first half of the year were conditioned by a very demanding competitive environment, marked by the financial problems of its principal competitors and customers.

Operating revenue during the first half of the year reached 15.6 million euros, the result of the sale and leasing of capacity. For their part, operating expenses reflected the effort the company is making to reduce costs. Among other initiatives, one should note the renegotiations of maintenance contracts that are currently underway. In all, operating expenses reached 40.4 million euros.

As a result of the changes in revenue and expenses, cumulative EBITDA for June reached negative 24.8 million euros, which translates into a 14.2% improvement over the first half of 2002.

It should be noted that comparisons between these results and those for the same period last year are not meaningful, given that Emergia's operations did not start until April 2001. However, if we look at the isolated behaviour for the second quarter of 2002, the change was similar to that of the first quarter of the year in terms of EBITDA and net income.

Among the most important events of the quarter, one should note that, last May, Emergia obtained the license required by ANATEL, which allows Emergia Brasil to operate multimedia communications services nationally and internationally for an indefinite period. These services include the sale of capacity access services on Emergia's SAM 1 ring in Latin America.

Furthermore, as a result of capacity exchange agreements that Emergia has undertaken with the main infrastructure operators, the company has reinforced its capacity along the Lisbon-Madrid-London route in Europe. In this regard, it is important to mention that in July, Marconi, an affiliate of Portugal Telecom that operates international communications and manages its broadband networks, leased a 10Gps circuit along that ring. This route reinforces Emergia's products portfolio in Europe, where there is considerable demand for capacity not only from Telefónica Group, but also from third parties.

Finally, it is important to mention that Emergia has followed a conservative accounting policy for capacity exchange (swap) operations with other operators. In this regard, the Company's financial statement records the capacity sold over the useful life of the cable as a revenue, and the capacity purchased (accrued in the same manner) as an expense.

COMPANIES INCLUDED IN EACH FINANCIAL STATEMENT

- Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V. and Mediaways GmbH Internet Services, S.A., which have been considered into Admira Media Group, S.A. and Telefónica Data, S.A., respectively.

- Telefónica Holding Argentina, S.A. (the former CEI Citicorp) holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for the purposes of the pro-forma financial statements, are 100% consolidated in Admira Media Group.

- In the case of Company de Telecomunicaciones de Chile, S.A. (CTC), although its process of segregation has not yet finished, the activities of the mobile telephony business in Chile has already been assigned to Telefónica Móviles.

- The activities of the data business in Brazil, although it is participated by both Telecomunicaciones Sao Paulo, S.A. (Telesp) and Telefónica Data, have been assigned to Telefónica Data in the consolidation process.

- With regard to the businesses that remain consolidated within TASA under Telefónica Latinoamérica, the previously mentioned reorganization, we note that these companies will continue to include their respective directories activities which have also been added on a proforma basis to the TPI Group, in line with our vision for Telefónica's directories business.

- Following the agreement with Iberdrola, Telefónica S.A. has acquired in December 2001 and February 2002, several participations in the fixed and cellular companies in Brazil. This participations has been consolidated in Telefónica Latinoamérica and Telefónica Móviles financial statements, according to the presentation of Telefónica results by global business lines, and assuming these stakes will be transfer to the above mentioned subsidiaries.

KEY HOLDINGS OF THE TELEFÓNICA GROUP AND ITS SUBSIDIARIES

Telefónica, S.A.

	% Participation
TELEFÓNICA DE ESPAÑA	100.00%
TELEFÓNICA MÓVILES	92.74%
TELEFÓNICA DATACORP	100.00%
TELEFÓNICA LATINOAMÉRICA	100.00%
TPI	59.90%
TERRA LYCOS	38.56%
ADMIRA MEDIA	100.00%
EMERGIA	93.99%
ATENTO	100.00%
TELEFÓNICA B2B	100.00%

Telefónica Moviles

	% Participation
TELEFÓNICA MÓVILES ESPAÑA	100.00%
TELESUDESTE CELULAR	83.57%
CRT CELULAR	40.28%
TELELESTE CELULAR	27.71%
TCP ARGENTINA	97.93%
TEM PERU	97.97%
TEM EL SALVADOR	67.30%
TEM GUATEMALA	67.30%
BAJACEL	100.00%
NORTEL	100.00%
CEDETEL	100.00%
MOVITEL	90.00%
GROUP 3G ALEMANIA	57.20%
IPSE 2000 (ITALIA)	45.60%
3G MOBILE (AUSTRIA)	100.00%
3G MOBILE AG (SUIZA)	100.00%
MEDI TELECOM	30.50%
TERRA MOBILE	80.00%
M-SOLUTIONS	100.00%
MOBIPAY ESPAÑA	13.33%
MOBIPAY INTERNACIONAL	36.00%

Telefónica Data Corp.

	% Participation
TELEFÓNICA DATA ESPAÑA	100.00%
TELEFÓNICA SISTEMAS	100.00%
TELEFÓNICA DATA MÉXICO HOLDING	94.24%
TELEFÓNICA DATA URUGUAY	100.00%
TELEFÓNICA DATA COLOMBIA	50.51%
REY MORENO	50.00%
TELEFÓNICA EMPRESAS BRASIL	100.00%
TELEFÓNICA DATA VENEZUELA	99.99%
TELEFÓNICA DATA PERU	97.07%
TELEFÓNICA DATA ARGENTINA	97.92%
TELEFÓNICA DATA CANADA	100.00%
TELEFÓNICA DATA USA	100.00%
ETI AUSTRIA	100.00%
ATLANET	34.00%
MEDIAWAYS	100.00%
HIGHWAYONE	100.00%

Telefónica Latinoamérica

	% Participation
TELESP	87.42%
TELEFÓNICA DEL PERÚ	97.07%
TELEFÓNICA ARGENTINA	98.04%
TLD	98.00%
TELEFÓNICA CTC CHILE	43.64%
CANTV	6.91%

TPI

	% Participation
GOODMAN BUSINESS PRESS	90.67%
TPI INTERNACIONAL	100.00%
PUBLIGUIAS CHILE	100.00%
TPI BRASIL	51.00%
TPI PERU	100.00%
BUILDNET	92.81%

Admira Media

	% Participation
ANTENA 3 TV	47.52%
ONDA CERO	100.00%
RADIO VOZ	100.00%
TELEFE	100.00%
ENDEMOL	99.47%
PATAGONIK FILM GROUP	30.00%
LOLA FILMS	70.00%
ART MEDIA	100.00%
TORNEOS Y COMPETENCIAS	20.00%
ST HILO	100.00%
RODVEN	51.00%
EUROLEAGUE	70.00%
AUDIOVISUAL SPORT	40.00%
ADMIRA SPORT	100.00%
VIA DIGITAL	48.63%
ADMIRA SERV AUDIOVISUALES	100.00%
PEARSON	4.85%
MEDIAPARK	10.35%
TICK TACK TICKET	47.50%
HISPASAT	13.23%

Terra-Lycos

	% Participation
LYCOS VIRGINIA	100.00%
TERRA NETWORKS PERU	99.99%
TERRA NETWORKS MÉXICO	100.00%
TERRA NETWORKS USA	100.00%
TERRA NETWORKS GUATEMALA	100.00%
TERRA NETWORKS EL SALVADOR	99.99%
TERRA NETWORKS VENEZUELA	100.00%
TERRA NETWORKS BRASIL	99.99%
TERRA NETWORKS ARGENTINA	100.00%
TERRA NETWORKS ESPAÑA	100.00%
TERRA NETWORKS CHILE	100.00%
TERRA NETWORKS URUGUAY	100.00%
TERRA NETWORKS MARRUECOS	100.00%
TERRA NETWORKS CARIBE	99.98%
TERRA NETWORKS COLOMBIA	100.00%
IFIGENIA PLUS	100.00%
EDUCATERRA	100.00%
TERRA MOBILE	20.00%
BUMERAN	83.60%
A TU HORA	50.00%
AZELER AUTOMOCION	50.00%
ONE TRAVELCOM	27.73%
DEREMATE.COM	29.50%
UNO-E BANK	49.00%

SIGNIFICANT EVENTS

- On July 12, 2002, Telefónica Móviles and Pegaso PCS received the pertinent authorisation of the Mexican anti-trust authority (COFECO) to finalise Telefónica Móviles' acquisition of 65% of the capital stock of Mexican mobile telephone operator, Pegaso PCS. CNIE (Comisión Nacional de Inversión Extranjera), had granted the corresponding authorization. As of today, the proper authorization by COFETEL (Comisión Federal de Telecomunicaciones) remained to be granted. In May, Telefónica Móviles signed an agreement with Grupo Pegaso to purchase 65% of the capital of the Mexican mobile telephony operator, Pegaso PCS, from Sprint Corp., Leap Wireless, and other non-Mexican financial investors for USD87mn in cash. The company was valued at 1,360 million dollars.

  Grupo Pegaso, headed by Alejandro Burillo Azcárraga, will maintain its 35% stake in Pegaso PCS and remain within Telefónica Móviles' shareholder base as a strategic partner, contributing its broad knowledge of the Mexican market.

  Once the other Mexican authorities have given satisfactory permission, Telefónica Móviles and Grupo Pegaso will carry out a capital increase in Pegaso PCS, to amortise short-term debt and enhance the company's financial strength. This capital increase will have an estimated value of between 326 and 488 million dollars, of which Telefónica Móviles will subscribe 65% and Grupo Pegaso the other 35%.

  Telefónica Móviles and Grupo Pegaso will subsequently combine Pegaso PCS and the operations of Telefónica Móviles in the north of Mexico into a new company, in which Telefónica Móviles will hold between 90% and 92%.

- On July 11, the Spanish Telecommunications Market Commission (CMT) approved a 17.13% reduction in Telefónica Móviles España's termination fees, applicable from when this reduction is requested by those operators who terminate calls in this operator's networks, and not before August 1 2002.

- At the end of June, shareholders' loans granted by Telefónica Móviles and Sonera to group 3G to pay for its UMTS license owned by Group 3G were converted into equity. The total amount of the loans and of the capitalized accrued interest was 7,129 millions of euros . Of this total, 4,078 millions of euros corresponded to Telefónica Móviles and the rest to Sonera.

- On June 28, 2002, Terra Lycos, announced, in a series of transactions, that it has agreed to sell its stake in Lycos Korea and has entered into a strategic agreement to license the Lycos brand and certain Lycos products to Lycos Korea. This allows Terra Lycos to maintain a presence and continue as one of the leading consumer Web brands in Korea. Separately, SK Telecom announced that it has agreed to acquire a stake in Lycos Korea and will manage the company's operations.

- On June 24, 2002, Telefónica de España, presented its new Text Messaging Services, that allows sending and receiving messages through the wireline. Costumers will be able to use their own home terminals to send text messages to other fixed terminals, faxes, mobile handsets and in the near future to e-mail addresses.

  Telefónica de España becomes the first fixed telephony operator in the Spanish market to launch this service, entering the group of leading European incumbent companies that offers this service. The service has no subscription cost or monthly fees and can be directly engage by clients.

- On June 4, 2002, Telefónica Móviles has developed the structure necessary for the commercial launch of Multimedia Messaging Services (MMS) by the Group's operators. With MMS services, customers will be able to use their cell phones to send photos, video and other images, as well as polyphonic melodies. The commercial launch of MMS will take place in the coming months in Spain and Germany, once a sufficient number of compatible terminals are available. The services will later be introduced in other markets where Telefónica Móviles is present.

- On May 31, 2002, the Board of Directors of Admira Media, named Pedro Antonio Martín Marín as Chairman of the Group. The Board also decided to split up the company in two. The first division will keep the Admira name , and will hold the stakes in Antena 3 and Onda Cero, in ATCO Group (Telefé and Radio Continental, both in Argentina), in Pearson Group and in Torneos y Competencias. The second company will receive the name of Telefónica Contenidos and will hold the stake in Endemol, in Vía Digital and in the rest of media assets not included in the new Admira. Luis Abril will be the chairman of Telefónica Contenidos once the split up has been concluded.

- In May, Telefónica Móviles, S.A. carried out two capital increases via the issuance of 26,801,494 shares, with a nominal value of €0.5 each, in exchange for the shareholdings transferred by Telefónica S.A. in various Brazilian companies, including TeleLeste Celular.

CHANGES TO THE PERIMETER AND ACCOUNTING CRITERIA OF CONSOLIDATION

During the period ended June 30, 2002, the following changes in the consolidation perimeter took place:

Telefónica

In January, Telefónica, S.A. acquired 50,000 shares in Endemol Entertainment Holding, N.V. (Endemol) for 2 million euros. With this operation, Grupo Telefónica has a 99.47% capital interest in Endemol. The company continues to be incorporated in the consolidated financial statements of Grupo Telefónica by the global integration method.

In January, Telefónica, S.A. created the fully-owned subsidiary Telefónica Capital, S.A., contributing 6 million euros, all of the initial capital of the company in question. The company was incorporated into the consolidated financial statements of Telefónica Group at its purchase price, since its activities have not yet been initiated.

In February, Telefónica, S.A. participated in establishing the Brazilian company Telefónica Factoring do Brasil, S.A., subscribing and paying out 0.96 million euros, 40% of the company's initial capital. The company has been incorporated into the consolidated financial statements of Telefónica Group by the equity method.

The corporation Zeleris España, S.A. (formerly Telefónica Servicios de Distribución, S.A.) a fully owned subsidiary of Telefónica, S.A., increased its capital in January by 1.92 million euros. These were subscribed and paid out in their entirety by the principal company. Subsequently, in June, Zeleris Soluciones Integrales, a full affiliate of Telefónica, S.A., increased its capital by 0.82 million euros, subscribed to and paid in totality by Telefónica S.A. by delivering Zeleris España, S.A. as a non-cash contribution. Both companies continue to be included in the consolidated financial statements of Telefónica Group using the global integration method.

In March, the last part of the agreement was completed between Telefónica, S.A. and Iberdrola, S.A., whereby the former will acquire all shareholdings previously held by Grupo Iberdrola in the Brazilian operators where both groups are shareholders, directly or indirectly. Telefónica, S.A. has acquired 3.38% of the capital in Tele Leste Celular Participações, S.A., in exchange for 799,411 shares in Telefónica, S.A.

Once Telefónica S.A. completed acquisition of these investments held by Grupo Iberdrola in May of this fiscal year, Telefónica, S.A. contributed shares that it owned in the aforementioned Brazilian companies to its affiliate Telefónica Móviles, S.A. These shares translated into 7% of TBS Celular Participações, S.A. and Sudestecel Participações, S.A., as well as 3.38% of Tele Leste Celular Participações, S.A. and 62.02% of Iberoleste Participações, S.A. Telefónica S.A. received all the new shares issued (26,801,494 new shares with a par value of 0.5 euros each) by the affiliate company in the two capital increases executed in that month.

After this transaction, the percentage that Telefónica Group holds, directly and indirectly, in those Brazilian companies are the following: 67.95% of capital in TBS Celular Participações, S.A., 83% of capital in Sudestecel Participações, S.A, 25.70% of capital in Tele Leste Celular Participações, S.A., and 92.74% of capital in Iberoleste Participações, S.A. All these companies have been included in the consolidated financial statements of Telefónica Group using the global integration method (in fiscal year 2001, Tele Leste

Celular Participações, S.A. was included in the consolidated financial statements of Telefónica Group using the equity method).

Telefónica Group, after May's capital increases in Telefónica Móviles, S.A., held a 92.74% interest in that company's capital. The company continues to be included in Telefónica Group's financial statement using the global integration method.

During April, Telefónica, S.A. acquired 592,465 shares of the affiliate Terra Networks, S.A. for 4.69 million euros. With these purchases, Telefónica Group's direct and indirect interest in the capital of said company reached 38.56%. The company continues to be consolidated under the global integration method.

On May 31, 2002, the Dutch company Atento N.V. was established through a non-cash contribution of 100% of the American company Atento Holding Inc., and the cash payment by Telefónica, S.A. of 400 euros. The new company, fully held by Telefónica, S.A., has capital of 91,000 Class A shares and 350 Class C shares, all with a par value of 1 euro. The company has been included as part of Telefónica Group's consolidation using the global integration method.

In June, Telefónica Group acquired 100% of the Mexican company Telefónica Gestión de Servicios Compartidos, S.A. de C.V. for 5,500 euros. The company is included in Telefónica Group's financial statements using the global integration method.

Telefónica Datacorp Group

In January, Telefónica Datacorp, S.A. acquired 100% of the HighwayOne Germany corporation, paying out 1.38 million euros in the transaction. The company is being incorporated into the consolidated financial statements of Telefónica Group by the global integration method.

Austrian company European Telecom International, GmbH, a fully-owned subsidiary of Telefónica Data Holding, S.L., which is in turn a fully-owned subsidiary of Telefónica Datacorp, S.A., which had been incorporated during fiscal 2001 by the global integration method, has been consolidated since the beginning of this fiscal year based on management criteria, using the equity method. In June, an agreement was signed to sell this company. The sale took place in July.

Whereas the Uruguayan company Telefónica Data Uruguay, S.A., a full affiliate of Telefónica Datacorp, S.A. was included in fiscal year 2001 using the global integration method, since April 1 of this year it has been consolidated, based on management criteria, using the equity method.

In May, the affiliate Telefónica Data do Brasil Ltd. took part in the capital increase at T. Data Brasil Holding, S.A., After the contribution, it had acquired 53.66%, disbursing 482.9 million reals in the transaction. After this transaction, Grupo Telefónica increased its interest in the company's capital, directly and indirectly, from 87.48% to the current 93.98%. The company continues to be included in Telefónica Group's.

In June, the affiliate Telefónica Data México, S.A. de C.V., held a capital increase through which Telefónica Group increased, directly and indirectly, its interest in the company's capital from 92.23% to 94.235%. The company continues to be included in Telefónica Group's consolidated financial statements using the global integration method.

Telefónica de España Group

During the first half of this year, the fully-owned subsidiary of Telefónica de España. S.A., Telefónica Cable, S.A., acquired the following:

- 10% capital in Telefónica Cable Catalunya, S.A.
- 10% capital in Telefónica Cable Madrid, S.A.
- 11% capital in Telefónica Cable Navarra, S.A.
- 15% capital in Telefónica Cable Galicia, S.A.
- 27% capital in Telefónica Cable Andalucía, S.A.
- 46% capital in Sociedad General de Cablevisión Canarias, S.A.
- 46.25% capital in Telefónica Cable Castilla y León, S.A.

With these acquisitions, Telefónica Cable, S.A., the parent company in all of these companies, holds 100% of the capital in these companies, except for Telefónica Cable Castilla y León, S.A., where it holds a 97.25% stake, for Sociedad General de Cablevisión Canarias, S.A., where it holds a 97% stake and for Telefónica Cable Galicia, S.A., where the new percentage is a 85%. The payout made was 5.52 million euros. The companies continue to be incorporated into the consolidation perimeter of Telefónica Group by the global integration method.

In April, full affiliate Telefónica Soluciones Sectoriales, sold all its interest in the companies related to Madrid 112, S.A. (24.5%) and Fitex, S.A. (30.93%), obtaining gains of 115,000 and 30,000 euros, respectively. The companies, which were integrated in Telefónica Group's consolidated financial statements under the equity method, caused a reduction in the group's scope of consolidation.

Telefónica Móviles Group

Telefónica Móviles, S.A. sold 2% of its associate company Mobipay Internacional, S.A., obtaining a capital gain of 80,000 euros, reducing its percentage in the company's capital to 36%. The company continues to be incorporated into the consolidation perimeter of Grupo Telefónica by the equity method.

Telefónica Móviles, S.A. acquired an additional 16.3% in the capital of subsidiary Telefónica El Salvador Holding, S.A. de C.V., paying out 28.67 million euros in the transaction. The company continues to be incorporated into the consolidation perimeter of Telefónica Group by the global integration method.

Telefónica Móviles, S.A. acquired an additional 16.3% in the capital of subsidiary Telefónica Centroamérica Guatemala Holdings, S.A., paying out 28.67 million euros in the transaction. The company continues to be incorporated into the consolidation perimeter of Grupo Telefónica by the global integration method.

Admira Media Group

Pursuant to existing commitments for the sale of a stake in Grupo Uniprex by Grupo Admira Media, S.A. to Grupo Antena 3 de Televisión, the financial results of these companies are now incorporated by the equity method.

In April, Grupo Admira Media transferred 4.11% of its interest in Hispasat, S.A, obtaining gains of 26.10 million euros. Grupo Admira Media, which holds a 13.23% interest in the capital of Hispasat, S.A., continues to include that company in its consolidated financial statements using the capital equivalency method.

During this fiscal year, Mediapark, S.A. formalized a capital increase in which Grupo Admira Media did not participate, thus diluting its interest to 10.35%, for which reason the aforementioned interest was included in Telefónica Group's financial statements at June 30, 2002, at its purchase price.

In June 2002, Admira sold its interest in Prime Argentina, owner of the channel Azul Televisión, for $12 million. The company, which was included in Telefónica Group's consolidated financial statements using the equity method, caused a reduction in the perimeter of consolidation.

Grupo TPI

On February 11, 2002, Telefónica Publicidad e Información, S.A., acquired 100% of T.P.I. Perú, S.A.C., from Telefónica Internacional, S.A., for $31.2 million U.S. The company continues to be consolidated under the global integration method, with Telefónica Group's effective interest in that company going from 97.07% to 59.90%.

Grupo Katalyx

In May, the full affiliate Adquira, Inc., sold half of its interest, 50%, in Adquira Mexico, Ltd., obtaining gains of 410,000 euros. The company, which was included in Telefónica Group's consolidated financial statements under the global integration method, is now included under the equity method.

Grupo Atento

In May, Atento Holding Inc. executed capital increases, in the overall amount of 39.69 million euros, in companies in which it already had an interest. The percentage interest in these companies reached 100% in Central America, Puerto Rico, Italy, Venezuela and Mexico, and 99.998% in Morocco. All these companies continue to be included in Telefónica Group's consolidated financial statements under the global integration method.



ANTONIO J. ALONSO UREBA
Consejero, Secretario General
y del Consejo de Administración
TELEFÓNICA, S.A.

Re: **Report submitted by Telefónica, S.A. on the up-to-date situation with regard to the qualification included in the audit report on the annual accounts of Telefónica S.A. for the financial year ended 31 December 2001.**

This report has been prepared in order to comply with the provisions of the Ministerial Order of 30 September 1992 in relation to the obligation to provide information on the up-to-date situation with regard to the qualification which was included in the audit report on the annual accounts of Telefónica, S.A. for the financial year ended 31 December 2001.

The audit report issued by the auditors on 14 March 2002 expressed an opinion which incorporated the following qualification due to the uncertainty with regard to the situation in Argentina in the following terms:

"Due to the changes in the economic situation in Argentina, the Argentine government decided to amend the Convertibility Law, which had been in force since March 1991, and adopted certain measures the main effects of which were the devaluation of the Argentine peso with respect to the U.S. dollar and the pesification of certain assets and liabilities in Argentina denominated in foreign currency, the introduction of restrictions on the withdrawal of funds deposited at financial institutions, restrictions on making transfers abroad of financial loan servicing payments and dividends and an increase in domestic prices.

The acquisition cost of the holdings net of the related portfolio provisions and the loans granted by Telefónica Internacional, S.A., Telefónica Móviles, S.A. and Grupo Admira Media, S.A., Telefónica, S.A. investees, to Argentine Group companies (mainly companies operating in the wireline telephony, wireless telephony and media businesses, see Exhibit I) amount to €3,582 million. The financial statements referred to above include an estimate of the quantifiable impact of these measures on the statement of operations referred to above, amounting to approximately €305 million. This impact reflects mainly the loss arising from valuing at a year-end exchange rate of ARP 1.5149/€1 the Group's assets and liabilities in Argentina and the exchange losses derived from adjusting to the year-end exchange rate of ARP 1.7/US$ 1 the loans arranged by the Argentine companies in this currency, after considering the related hedging transactions (see Note 2).

However, it is not possible to assess the additional impact that the uncertainties described in Note 2 might have on these holdings, relating mainly to the normal course of operations and the coverage of the companies' financial needs, through either borrowings or capital increases, since this will depend on the success of the economic measures adopted in Argentina, and particularly on the renegotiation of the wireline telephony ratemaking system."

Having analysed the situation which gave rise to the qualification formulated by the auditors, we confirm that at the date on which this report is prepared the uncertainties which existed at the time when the annual accounts for the last financial year were prepared have not been removed and it is not therefore possible to quantify their impact on the financial statements of Telefónica, S.A. as at 30 June 2002.

For the purposes of requesting the Company's auditors to issue the required report in accordance with the provisions of the Order of 18 January 1991 and the Order of 30 September 1992, which will be appended to the consolidated financial statements for the first half year of 2002 which have to be sent to the CNMV, this report is issued and will be made available to the auditors and sent to the CNMV, forming an integral part of the public information for the first half year of 2002.

24 July 2002

Antonio Alonso Ureba
Secretary of the Board of Directors

TRANSLATION OF A REPORT ISSUED IN SPANISH. IN THE EVENT OF A DISCREPANCY, THE SPANISH-LANGUAGE VERSION PREVAILS

Special Report required by the Order of the Ministry of Economy and Finance dated 30 September 1992 which amends its Order of 18 January 1991 on periodic public information required from listed companies.

To the Directors of Telefónica, S.A., for onward transmission to the Comisión Nacional del Mercado de Valores (Spanish National Stock Market Commission):

After auditing the annual accounts of Telefónica, S.A. for the financial year ended 31 December 2001, we issued our audit report on 14 March 2002 which expressed our opinion that a qualification was included due to the uncertainty in relation to the situation in Argentina in the following terms:

"Due to the changes in the economic situation in Argentina, the Argentine government decided to amend the Convertibility Law, which had been in force since March 1991, and adopted certain measures the main effects of which were the devaluation of the Argentine peso with respect to the U.S. dollar and the pesification of certain assets and liabilities in Argentina denominated in foreign currency, the introduction of restrictions on the withdrawal of funds deposited at financial institutions, restrictions on making transfers abroad of financial loan servicing payments and dividends and an increase in domestic prices.

The acquisition cost of the holdings net of the related portfolio provisions and the loans granted by Telefónica Internacional, S.A., Telefónica Móviles, S.A. and Grupo Admira Media, S.A., Telefónica, S.A. investees, to Argentine Group companies (mainly companies operating in the wireline telephony, wireless telephony and media businesses, see Exhibit I) amount to €3,582 million. The financial statements referred to above include an estimate of the quantifiable impact of these measures on the statement of operations referred to above, amounting to approximately €305 million. This impact reflects mainly the loss arising from valuing at a year-end exchange rate of ARP 1.5149/€1 the Group's assets and liabilities in Argentina and the exchange losses derived from adjusting to the year-end exchange rate of ARP 1.7/US$ 1 the loans arranged by the Argentine companies in this currency, after considering the related hedging transactions (see Note 2).

However, it is not possible to assess the additional impact that the uncertainties described in Note 2 might have on these holdings, relating mainly to the normal course of operations and the coverage of the companies' financial needs, through either borrowings or capital increases, since this will depend on the success of the economic measures adopted in Argentina, and particularly on the renegotiation of the wireline telephony ratemaking system.

In accordance with your request we have analysed the information in relation to the up-to-date position in connection with the aforementioned qualification and its effect on the attached half-yearly information which has been prepared by the Directors of Telefónica, S.A., in accordance with the requirements of the Ministerial Order of 30 September 1992 and Circular 3/1994 dated 8 June 1994 of the CNMV which amends the model forms of periodic public information required from listed companies.

We attach as Schedule I hereto the Letter of Representation from the Directors which reports on the up-to-date situation at the end of the half year in relation to the qualification included in the audit report on the consolidated annual accounts for the preceding financial year.

Our analysis has been carried out in accordance with the Technical Standard established in this regard and approved by the ICAC (Institute of Accounting and Auditing) in its Resolution of 28 July 1994 which due to its scope, which is significantly less that of an account audit, does not allow an opinion to be expressed on the correctness of the rest of the half-yearly information nor an assurance to be given that if additional audit procedures had been applied we would not have been able to identify other material matters for consideration. For the same reason we cannot express an opinion on the six-monthly financial information as at 30 June 2002 either.

As a result of our analysis we can confirm to you that in the attached half-yearly information as at 30 June 2002, the qualification due to the uncertainty referred to above in respect of the consolidated annual accounts for the last financial year has not been removed.

Consequently it is not possible to quantify the effects of any adjustment which might be necessary once we know the final outcome of the qualification due to uncertainty referred to above on the equity of 17,962 million euros which is shown in the attached half-yearly information.

This Special Report has been prepared exclusively to comply with the provisions of the Ministerial Order of 30 September 1992 for the exclusive use of the Comisión Nacional del Mercado de Valores and must not be used for any other purpose.

ARTHUR ANDERSEN, S.L.

Eduardo Sanz Hernández

24 July 2002



ANTONIO J. ALONSO UREBA
Consejero, Secretario General
y del Consejo de Administración
TELEFÓNICA, S.A.

Re: **Report submitted by Telefónica, S.A. on the up-to-date situation with regard to the qualification included in the audit report on the consolidated annual accounts of the Telefónica Group for the financial year ended 31 December 2001.**

This report has been prepared in order to comply with the provisions of the Ministerial Order of 30 September 1992 in relation to the obligation to provide information on the up-to-date situation with regard to the qualification which was included in the audit report on the consolidated annual accounts of Telefónica, S.A. and the companies making up the Telefónica Group for the financial year ended 31 December 2001.

The audit report issued by the auditors on 14 March 2002 expressed an opinion which incorporated the following qualification due to the uncertainty with regard to the situation in Argentina in the following terms:

"Due to the changes in the economic situation in Argentina, the Argentine government decided to amend the Convertibility Law, which had been in force since March 1991, and adopted certain measures the main effects of which were the devaluation of the Argentine peso with respect to the U.S. dollar and the pesification of certain assets and liabilities in Argentina denominated in foreign currency, the introduction of restrictions on the withdrawal of funds deposited at financial institutions, restrictions on making transfers abroad of financial loan servicing payments and dividends and an increase in domestic prices.

The Telefónica Group's net investment in the various businesses in which it has a presence in Argentina (mainly in companies operating in the wireline telephony, wireless telephony and media businesses, see Exhibit I) amounts to €3,582 million (see Note 2-d). The consolidated financial statements referred to above include an estimate of the quantifiable impact of these measures on the accompanying consolidated stockholders' equity (translation differences in consolidation) and on the consolidated statement of income referred to above, amounting to €1,424 million and €369 million, respectively. This impact reflects mainly the loss arising from valuing at a year-end exchange rate of ARP 1.5149/€1 the Group's assets and liabilities in Argentina and the exchange losses derived from adjusting to the year-end exchange rate of ARP 1.7/US$ 1 the loans arranged by the Argentine companies in this currency, after considering the related hedging transactions (see Note 2-d).

However, it is not possible to assess the additional impact that the uncertainties described in Note 2-d might have on these holdings, relating mainly to the normal course of operations and the coverage of the companies' financial needs, through either borrowings or capital increases, since this will depend on the success of the economic measures adopted in Argentina, and particularly on the renegotiation of the wireline telephony ratemaking system."

Having analysed the situation which gave rise to the qualification formulated by the auditors, we confirm that at the date on which this report is prepared the uncertainties which existed at the time when the consolidated annual accounts for the last financial year were prepared have not been removed and it is not therefore possible to quantify their impact on the consolidated financial statements as at 30 June 2002.

For the purposes of requesting the Company's auditors to issue the required report in accordance with the provisions of the Order of 18 January 1991 and the Order of 30 September 1992, which will be appended to the consolidated financial statements for the first half year of 2002 which have to be sent to the CNMV, this report is issued and will be made available to the auditors and sent to the CNMV, forming an integral part of the public information for the first half year of 2002.

24 July 2002

Antonio Alonso Ureba
Secretary of the Board of Directors

TRANSLATION OF A REPORT ISSUED IN SPANISH. IN THE EVENT OF A DISCREPANCY, THE SPANISH-LANGUAGE VERSION PREVAILS

Special Report required by the Order of the Ministry of Economy and Finance dated 30 September 1992 which amends its Order of 18 January 1991 on periodic public information required from listed companies.

To the Directors of Telefónica, S.A., for onward transmission to the
Comisión Nacional del Mercado de Valores (Spanish National Stock Market Commission):

After auditing the consolidated annual accounts of Telefónica, S.A. for the financial year ended 31 December 2001, we issued our audit report on 14 March 2002 which expressed our opinion that a qualification was included due to the uncertainty in relation to the situation in Argentina in the following terms:

"Due to the changes in the economic situation in Argentina, the Argentine government decided to amend the Convertibility Law, which had been in force since March 1991, and adopted certain measures the main effects of which were the devaluation of the Argentine peso with respect to the U.S. dollar and the pesification of certain assets and liabilities in Argentina denominated in foreign currency, the introduction of restrictions on the withdrawal of funds deposited at financial institutions, restrictions on making transfers abroad of financial loan servicing payments and dividends and an increase in domestic prices.

The Telefónica Group's net investment in the various businesses in which it has a presence in Argentina (mainly in companies operating in the wireline telephony, wireless telephony and media businesses, see Exhibit I) amounts to €3,582 million (see Note 2-d). The consolidated financial statements referred to above include an estimate of the quantifiable impact of these measures on the accompanying consolidated stockholders' equity (translation differences in consolidation) and on the consolidated statement of income referred to above, amounting to €1,424 million and €369 million, respectively. This impact reflects mainly the loss arising from valuing at a year-end exchange rate of ARP 1.5149/€1 the Group's assets and liabilities in Argentina and the exchange losses derived from adjusting to the year-end exchange rate of ARP 1.7/US$ 1 the loans arranged by the Argentine companies in this currency, after considering the related hedging transactions (see Note 2-d).

However, it is not possible to assess the additional impact that the uncertainties described in Note 2-d might have on these holdings, relating mainly to the normal course of operations and the coverage of the companies' financial needs, through either borrowings or capital increases, since this will depend on the success of the economic measures adopted in Argentina, and particularly on the renegotiation of the wireline telephony ratemaking system."

In accordance with your request we have analysed the information in relation to the up-to-date position in connection with the aforementioned qualification and its effect on the attached half-yearly information which has been prepared by the Directors of Telefónica, S.A., in accordance with the requirements of the Ministerial Order of 30 September 1992 and Circular 3/1994 dated 8 June 1994 of the CNMV which amends the model forms of periodic public information required from listed companies.

We attach as Schedule I hereto the Letter of Representation from the Directors which reports on the up-to-date situation at the end of the half year in relation to the qualification included in the audit report on the consolidated annual accounts for the preceding financial year.

Our analysis has been carried out in accordance with the Technical Standard established in this regard and approved by the ICAC (Institute of Accounting and Auditing) in its Resolution of 28 July 1994 which due to its scope, which is significantly less that of an account audit, does not allow an opinion to be expressed on the correctness of the rest of the half-yearly information nor an assurance to be given that if additional audit procedures had been applied we would not have been able to identify other material matters for consideration. For the same reason we cannot express an opinion on the six-monthly financial information as at 30 June 2002 either.

As a result of our analysis we can confirm to you that in the attached half-yearly information as at 30 June 2002, the qualification due to the uncertainty referred to above in respect of the consolidated annual accounts for the last financial year has not been removed.

Consequently it is not possible to quantify the effects of any adjustment which might be necessary once we know the final outcome of the qualification due to uncertainty referred to above on the equity of 18,062 million euros which is shown in the attached half-yearly information.

This Special Report has been prepared exclusively to comply with the provisions of the Ministerial Order of 30 September 1992 for the exclusive use of the Comisión Nacional del Mercado de Valores and must not be used for any other purpose.

ARTHUR ANDERSEN, S.L.

Eduardo Sanz Hernández

24 July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: July 25, 2002

By: ____________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors